OPPORTUNITY

Eldorado Gold Year in Review 2018



eldoradogold

This 2018 Year in Review Report ("the Report") has been produced in accordance with the requirements of the "Core" Global Reporting Initiative's ("GRI") Standards. This Report includes data on Eldorado Gold Corporation's ("Eldorado" or "the Company") four producing mines in 2018 as well as construction, development and exploration projects. Performance data is focused on our producing assets – Kışladağ, Efemçukuru, Olympias and Stratoni. Our Lamaque development project, which declared commercial production on March 31, 2019, has also been included in this Report where noted. Data represents the full 2018 calendar year and, unless otherwise noted, all costs are reported in US dollars. Although the Year in Review Report is not externally verified, all data and content has been prepared and reviewed internally by our management teams.

Please note that, where applicable, restatements of prior-year data have been highlighted throughout the Report. Restatements occur as a result of updated or more accurate data becoming available after the publication of our previous Year in Review Report on June 21, 2018.

We welcome feedback from all stakeholders regarding our sustainability reporting. Please direct comments or requests for further information to sustainability@eldoradogold.com.

OTHER IN-COUNTRY SUSTAINABILITY REPORTING

In addition to this Report, our Greek subsidiary, Hellas Gold S.A., publishes an annual GRI aligned Corporate Social Responsibility Report, and our Turkish Subsidiary, Tüprag Metal Madencilik Sanayive Ticaret A.S., publishes a bi-annual magazine *Altin Sayfa* (*Golden Pages*) that includes articles, case studies and news relevant to our Turkish mines' social and environmental performance during the period. Our Lamaque project, Eldorado Gold Lamaque, produces a bi-annual information bulletin that discusses the project's health and safety, environmental and social performance and programs. The Bulletin is distributed by mail to residents of the Abitibi-Témiscamingue region of Québec, Canada.

TABLE OF CONTENTS

Cover: The Sigma Mill at the Lamaque project, Québec, Canada.

ELDORADO AT A GLANCE

Eldorado Gold is a Canadian mid-tier gold mining company, with shares trading on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges.

Eldorado produced approximately 350,000 ounces of gold in 2018 and, as of September 30, 2018, had proven and probable gold reserves of almost 17 million ounces.

Eldorado's operations are global and the Company has assets in Turkey, Canada, Greece, Brazil, Romania and Serbia. The Company's activities involve all facets of mining, including exploration, development, production, reclamation and rehabilitation.

Headquartered in Vancouver, the Company directly employs approximately 4,300 people world-wide. Eldorado operates as a decentralized business, with the majority of employees and management being nationals of the countries in which operations and offices are located.

Eldorado's approach to business is based on a commitment to quality assets, prudent capital allocation, a skilled workforce, responsible and safe operations, and adding value to the communities where it operates.

At year end, Eldorado had a market capitalization of approximately $457 million and revenues of approximately $459 million.

For more information on Eldorado Gold, our entities and our performance, please see our 2018 Annual Information Form on our website: eldoradogold.com/investors/

4,324 Employees and Contractors

6 Countries of Operation
Turkey, Canada, Greece, Brazil, Romania and Serbia

4 Operating Mines
Kışladağ, Efemçukuru, Olympias and Stratoni

3 Development Projects
Tocantinzinho, Certej and Perama Hill

16.9 Moz Gold
reserves as at September 30, 2018



78% of Water
recycled and reused in 2018

~22 Hectares
of land reclaimed

1.30 Lost-Time Injury Frequency Rate ("LTIFR")

349,147 oz Gold
produced in 2018

26 Years
of experience building and operating mines globally



2 Construction Projects
Lamaque and Skouries[1]



(1) The Skouries project is approximately 50% constructed and is currently under care and maintenance pending receipt of outstanding permits.

A MESSAGE FROM THE PRESIDENT & CEO

Respect, relationships and responsibility have been at the core of Eldorado's approach to operating for the past 25 years. Much has changed in that time, but putting people first and finding safer and more sustainable ways to operate have not.

Today, we continue to be guided by our values of honesty, openness and accountability. These drive us to seek out and implement leading safety and environmental standards and work with local partners to create opportunities beyond our mines. Our success and the success of our stakeholders are based on making the most of the opportunities before us. By working together we create shared prosperity and a better future.

2018 YEAR IN REVIEW

2018 was a solid operational year for the Company. Our global teams executed on a number of key milestones, including identifying solutions for technical challenges at Kışladağ, advancing underground development at Lamaque, completing refurbishment of the Sigma Mill and pouring first gold at Lamaque. On the safety front, various initiatives succeeded in improving our lost-time incident frequency rate and strengthening our safety culture. We also continued to align our operations with leading environmental standards and practices.

However, despite these operational, safety and environmental successes, the Company's performance was overshadowed by a decreasing gold price, global geopolitical uncertainty and a shift in market sentiment towards rewarding short-term results and free cash flow. We ended the year in a solid financial position, with total liquidity of approximately $543 million, including $293 million in cash, cash equivalents and term deposits, and $250 million in an undrawn line of credit.

Throughout 2018, we continued to provide positive opportunities for our employees, local communities and the regions where we operate, and built upon the relationships we have with our stakeholders.

BUILDING A SAFE WORKPLACE

At Eldorado, our primary goal is zero harm. Every person that steps onto our sites must return home safely. It is our shared responsibility to look out for each other at work, in addition to minding our own personal safety. Operating safely requires constant effort, and I am proud of the progress made by our teams in 2018 towards making our workplaces safer.

During the year, we introduced the *Golden Rules*, a health and safety handbook that outlines critical controls and mandatory actions related to higher-risk activities. The *Golden Rules* must be carried by all employees while on site. The *Golden Rules* provide immediate access to proper practices and risk-mitigation measures to protect themselves and those around them.

In May 2018, we celebrated our first International Safety Week across the Company. The event was an opportunity to focus on safe working practices, and our sites and offices hosted special events, training sessions and activities for employees and their families. Safety Week was a resounding success and helped us strengthen our safety culture across our operations.

I was pleased to see a 21% reduction in our 2018 lost-time incident frequency rate, particularly given the intensified construction work on refurbishing the Sigma Mill that occurred throughout the year. However, despite this improvement, our 2018 total recordable incident frequency rate rose by 23%, indicating we must do more to strengthen our health and safety practices.

FOCUSED ON THE ENVIRONMENT

As the world transitions to a lower-carbon economy, we are doing our part to mitigate the impacts of our operations by focusing on reducing our emissions, water use and land use. We are proud that we had no reportable spills last year.

In 2018, we completed a project to optimize underground ventilation at our Efemçukuru mine, which we estimate will reduce our CO_2 emissions significantly going forward. Ventilation-on-demand technology has also been installed at our newly operational Lamaque Mine in Québec.

Across our operations, 78% of our total water use involves recycled or reused water. When areas are no longer needed for mining use, we begin reclamation efforts. On this front, we restored almost 22 hectares of land in 2018.

Another area where we are making an impact is in tailings management. Almost all of our tailings facilities use dry stack technology, which allows for a reduced environmental footprint, more water to be recycled, and increased safety through higher-density, more stable tailings that can be stacked and contoured to the surrounding landscape. In 2018, we committed to using dry stack tailings at Skouries, which, if approved by the Government of Greece, reduces the project's surface footprint by 40%. We also began to evaluate the use of dry stack tailings at Lamaque.

WORKING TOGETHER TO CREATE SHARED SUCCESS

Everywhere we operate, we seek to provide opportunities for host communities and governments to benefit from our investments and the revenues we generate. Over the past year, our Lamaque project drove economic growth through the generation of 320 jobs, local procurement practices and skills-based training for First Nations people. In Greece, we strengthened our community relations initiatives with a renewed focus on grassroots engagement and ground-up feedback, through our newly created "Open Spirits" program.

Elsewhere, our community outreach improved educational opportunities and access to health care, supported arts, cultural and sporting activities, and helped develop other industries such as agriculture and tourism. Unfortunately, the suspension of mining activities at Kışladağ in 2018 resulted in redundancies at the operation. This negatively impacted our workforce and local communities. We helped those affected access

Our success and the success of our stakeholders are based on making the most of the opportunities before us. By working together we create shared prosperity and a better future.

unemployment benefits and find opportunities for employment elsewhere. With the resumption of mining at Kışladağ, we have prioritized former employees in the re-hiring process.

We continue to seek ways in which our business activities can support the United Nations Sustainable Development Goals (SDGs), which are a universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity. We have incorporated SDG targets into this Report's materiality assessment and aligned our materiality process to the Global Reporting Initiative ("GRI") Standards in order to better understand how we can positively contribute to the SDGs.

Throughout 2018, we continued to advance our alignment to the Voluntary Principles for Security and Human Rights, and conducted assessments and training at our Tocantinzinho project in Brazil. As we continue to embrace diversity across our operations, we developed a formal Gender Diversity Policy for our Board and senior management team and became a signatory to the 30% Club Canada, which recognizes the benefits of diverse perspectives and gender balance in delivering superior business performance.

LOOKING AHEAD: COMMITTED TO CONTINUOUS IMPROVEMENT

As the industry finds new and innovative ways to increase productivity and positive impacts, we are proud to work collaboratively with our peers to raise the bar for sustainable mining practices. We actively participate in several industry associations and apply world-class standards to our operations.

Going forward, we will continue to focus on strengthening our health and safety performance and reducing our environmental impacts everywhere we operate, as the mining industry continues to make progress on environmental, social and governance performance.

I am proud of what we do at Eldorado but nothing is more rewarding than seeing the progress our people deliver every day. We have started 2019 with the achievement of two major milestones: Lamaque commercial production and resuming mining and heap leaching at Kışladağ. We expect that the increased production from Lamaque and Kışladağ will generate significant free cash flow over the next several quarters, giving us the financial flexibility to pay down debt, reinvest in our business, and contribute to the sustainable development of the communities where we operate.



George Burns
President & CEO

Yours sincerely,



George Burns
President & CEO

OUR BUSINESS

We find, mine, process and produce gold and byproduct metals. At each stage of the mining process, we aim to create value for all of our stakeholders while operating responsibly. For Eldorado, this means finding and developing world-class assets, growing our resources and reserves, delivering cost savings, responsibly managing our impacts and contributing to the sustainable development of the communities and countries where we operate.



Underground at the Triangle deposit, Lamaque, Canada.

2018 Key Outcomes [1]


312,299 oz
292,971 oz
349,147 oz
2016
2017
2018

349,147 oz OF GOLD PRODUCED

Gold production increased in 2018 compared to 2017 due to improved leach kinetics over a 250-day recovery cycle at the Kışladağ leach pad. First full-year commercial production at Olympias and pre-production ounces at Lamaque also contributed to a 19% increase in production.


19.3 Moz
17.3 Moz
16.9 Moz
2016
2017
2018

PROVEN AND PROBABLE RESERVES OF 16.9 Moz AS OF SEPTEMBER 30, 2018

Proven and probable reserves remained nearly stable year over year as a result of new reserves added at Lamaque and replaced depletion at Efemçukuru.


$432.7 M
$391.4 M
$459 M
2016
2017
2018

$459 MILLION IN REVENUE

Revenue increased in 2018 as a result of higher gold sales.


1.37 LTIFR
1.65 LTIFR
1.3 LTIFR
2016
2017
2018

1.30 LOST-TIME INJURY FREQUENCY RATE

Eldorado's LTIFR decreased by 21% in 2018. An increased focus on improving Company-wide health and safety culture, including the introduction of the *Golden Rules Health & Safety Handbook* across the entire workforce and the Company's inaugural International Safety Week, underscores the attention and priority we place on improving workplace safety.


$829/oz sold
$922/oz sold
$994/oz sold
2016
2017
2018

$994/OZ ALL-IN SUSTAINING COST ("AISC")

Eldorado's AISC rose by 7% year over year due to increased costs at Kışladağ and continued efforts to improve operational optimization at Olympias after the mine entered commercial production on December 31, 2017.


$1.1 B
$735.0 M
$543.0 M
2016
2017
2018

$543 MILLION IN LIQUIDITY

At the end of 2018, Eldorado had $293 million in cash, cash equivalents and term deposits, and $250 million in unused lines of credit.

(1) 2016 figures have been adjusted to reflect only continuing operations.

RESPONSIBLY CREATING VALUE THROUGHOUT THE MINING LIFE CYCLE

1. Inputs	2. Exploration	3. Evaluation & Development	4. Construction	5. Mining & Processing	6. Outputs	7. Reclamation & Closure
Resources and relationships	• Brazil • Canada • Greece • Romania • Serbia • Turkey	• Certej • Tocantinzinho • Perama Hill [1]	• Lamaque • Skouries [2]	• Kışladağ • Efemçukuru • Stratoni • Olympias • Vila Nova [1]	• Gold • Silver • Lead • Zinc	
Timeline:	3–5 years	5+ years	3–5 years	10–20+ years		2–5 years

(1) Perama Hill and Vila Nova are currently under care and maintenance.

(2) Eldorado announced on November 9, 2017 its intention to place Skouries under care and maintenance.

From exploration to reclamation, mining impacts economies, societies and the environment by producing the materials necessary for modern life. At each stage of the mining life cycle, we work to create value for all stakeholders that will last beyond the life of our projects while looking out for the well-being of the environment.

INPUTS

Every Eldorado project has two fundamental inputs: relationships and resources. We have a number of business units that manage these inputs, including **Operations**, **Exploration**, **Corporate Development**, **Administration & Legal**, **Engineering**, **Human Resources**, **External Affairs and Finance**. Effectively managing our relationships and resources can lower operating costs, reduce site disruptions, secure mine licences and permits, and accelerate Company growth and expansion. Strong relationships with all stakeholders allow us to transform resources into sustainable value.

RELATIONSHIPS

- Labour
- Unions
- Suppliers
- Governments
- Local communities
- Investors
- Industry associations
- Peers
- Civil society organizations
- Product purchasers

RESOURCES

- Employees
- Contractors
- Capital
- Land
- Services
- Facilities and equipment
- Energy
- Water

EXPLORATION (3–5 YEARS)

Eldorado's **Exploration** and **Corporate Development** units actively look for potential assets within our focus jurisdictions and in new regions. They assess early and advanced-stage exploration projects and conduct near-mine and grassroots exploration programs with the goal of adding value through discovery in order to increase our resources and reserves.

During grassroots exploration, our **Exploration** teams visit prospective areas to introduce themselves to local communities and conduct geological surveys and sampling programs. Often, our Exploration teams partner with other companies to benefit from their local knowledge and experience.

Whenever possible, we work with local suppliers and hire local employees and contractors in order to share the value generated by our mineral exploration investments with communities. If results indicate a mineralized deposit, drilling programs are undertaken to define the resources and reserves that inform the evaluation and development stage of a project.

Exploration is the first step to unlocking the sustainable development benefits of mining for host communities and countries.

Key economic, social and environmental impacts of exploration

- Minimal environmental impacts such as drill holes and access roads that are relatively simple to remediate if a project does not advance
- Exploration investments may introduce local communities to new technologies and infrastructure as well as educational and employment opportunities that can foster further sustainable development
- Increased industrial activity can result in real or perceived social and environmental impacts; Eldorado's Exploration teams engage with local communities to understand and address these impacts

EVALUATION AND DEVELOPMENT (5+ YEARS)

During the development stage, our **Engineering, Technical Services** and **Metallurgy** teams conduct pre-feasibility and feasibility studies to determine:

- Optimal mining methods and mineral recovery processes for each project
- Required infrastructure
- Optimal facility placement and design, based on thorough impact and mitigation assessments
- Required mine monitoring, closure and reclamation plans
- Economic viability of a project

A critical step in the evaluation and development phase is conducting extensive environmental testing to establish baseline data for air, water, soil and biodiversity. Collecting and documenting baseline environmental data allows for the project's impacts to be monitored in relation to pre-disturbance levels. Development teams can then design projects to mitigate impacts and accurately assess the environmental performance of the project. This information becomes part of the project's Environmental Impact Assessment ("EIA"), which must be completed and approved by the relevant authorities before a mine can be developed.

Throughout the environmental permitting process we engage and consult with local communities, businesses and government to address the social and environmental impacts of our projects.

By considering the technical, social and environmental parameters of the project, we are able to determine the capital costs required for development and the longer-term economics of the project. At this point, capital investment and construction decisions are made based on the economic, social and environmental merits of the project.

Key economic, social and environmental impacts of evaluation and development

- Investments in local and regional economies are made as technical contractors are hired and work is done on site to assess the technical and environmental design of a project
- Infrastructure development and environmental protection initiatives such as road improvements, water access, and environmental reclamation may take place based on local conditions



Field mapping at Bolcana, Romania.

CONSTRUCTION (3–5 YEARS)

Once the project EIA and other permits are approved by relevant government authorities and we have received a positive decision from our Board of Directors to proceed, our **Capital Projects** team can begin construction. Explicit requirements described in the EIA guide our activities and help us manage key social and environmental risks.

The construction phase requires the greatest concentration of capital and resource inputs invested over the project's life cycle, and the Company's contributions to sustainable development become more impactful as investment increases.

Based on conversations with local communities and businesses, we identify gaps in skills and capacity, provide on-the-job training and, where needed, strive to support local technical schools and universities to enhance their mining-specific trades programs, so that local residents and students can improve their prospects of employment with Eldorado and our contractors.

Everywhere we operate, we focus on local hiring and procurement with the goal of training all employees and contractors in leading environmental and health and safety practices, procedures and controls. These and other skills gained while working for Eldorado can also help workers find employment after a construction project is completed or a mine is closed.

Key economic, social and environmental impacts of construction

- Land disturbance such as tree clearing may take place in order to construct facilities
- Increased local economic activity can improve infrastructure and access to services, but also create more demands and increase prices for locals
- Significant hiring occurs resulting in economic growth and the creation of indirect jobs
- Environmental protections measures are designed to mitigate the impacts of a project
- Community investments are made in order to assist with social changes brought on by economic growth and share the value of mineral wealth

MINING AND PROCESSING (10–20 + YEARS)

During production, our **Operations** team and site personnel are responsible for mining, extracting and processing ore from our mines. Any leftover materials generated by our mining activities – which typically include topsoil, waste rock and tailings – are either placed in specially engineered facilities for storage and treatment or reused elsewhere on site as part of construction activities, rehabilitation or underground backfill. Rigorous environmental monitoring allows us to assess our compliance with environmental regulations and the terms of our operating permits and licences.

The production phase is when Eldorado is able to generate significant value for our stakeholders, including our employees, local communities and governments. Our commitment to local employment and procurement is just one way we help to ensure that the benefits of mining are shared with our host communities.

Key economic, social and environmental impacts of mining and processing

- Our operations create well-paying jobs that stimulate local economies, generate further investments and help support local businesses
- Tax and royalty revenues contribute to sustainable development throughout national economies
- We invest in health care and education programs to support the well-being of citizens
- Water and energy consumption, dust generation and GHG emissions are typically largest during this phase; see the "Respecting Our Environment" chapter of this Report for information about how we manage these impacts



Reviewing design plans at Lamaque, Canada.

OUTPUTS

Our outputs comprise the products we produce, namely, gold, silver, lead and zinc. Our **Marketing** teams are responsible for establishing working relationships and purchasing agreements with downstream refineries. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate. More details on our products can be found on pages 10–11.

RECLAMATION AND CLOSURE (2–5 YEARS, PLUS ONGOING MANAGEMENT)

Our ultimate goal for each of our projects is to leave a lasting legacy of positive economic, social and environmental impacts in the areas where we operate. In order to do so, we work to restore land used by our mining operations to its original state and even improve environmental conditions in cases where we have inherited environmental damage from previous owners. While the majority of our environmental rehabilitation and reclamation work begins after mine closure, we conduct remediation and reclamation alongside mining activities, reducing the amount of disturbed land while the mine operates.

Prior to and throughout a mine's operation, our **Operations** teams continuously enhance plans for mine reclamation and closure in order to:

- Protect public health and safety
- Eliminate the potential for environmental damage
- Return the land to its original condition (or an acceptable and productive alternative)
- Provide for long-term socio-economic benefits
- Set aside sufficient funds as part of asset retirement obligations

Key economic, social and environmental impacts of reclamation and closure

- Jobs and government revenues decrease as business activities wind down
- Environmental impacts such as land disturbance are reversed, and the ecology of the mine site is restored to its near-original state

CARE AND MAINTENANCE (INDEFINITE)

At times, either due to a decrease in the market price of our products (e.g. at the previously producing Vila Nova mine) or due to other obstacles to further investment such as delays in permitting (e.g. at Skouries), the Company may place a project or mine into care and maintenance. During this phase of a project's life cycle, the only investments made in the project are to keep equipment and facilities in working order and maintain environmental protection activities so that operations can restart smoothly should conditions change. Placing a project on care and maintenance typically involves a reduction in the workforce as well as a reduction in site activities, leading to decreased impacts overall.

Maintaining the integrity of our facilities, including tailings management facilities, is our primary goal when a project is placed under care and maintenance.



Reclamation work at Olympias, Greece.

OUR PRODUCTS

Eldorado is committed to responsibly producing gold and other metals that offer a wide range of uses. Our products are essential elements in a variety of goods that advance sustainable development and contribute to economic growth around the world. We focus on producing gold and other metals responsibly, and all of our gold-producing sites receive independent assurance under the World Gold Council's ("WGC's") Conflict-Free Gold Standard ("CFGS").



PRODUCT RESPONSIBILITY

Eldorado supports industry-wide efforts to responsibly produce gold and other precious and base metals. We acknowledge and believe that our licence to operate requires that all of our activities be conducted in a manner that does not cause, support or contribute to human rights abuses, unlawful conduct or breaches of international humanitarian law. As a member in good standing of the WGC, Euromines and the Mining Association of Canada ("MAC"), we are committed to operating to robust social and environmental standards that benefit all stakeholders. Our operating mines adhere to the following:

- ISO 14001 Environmental Management System Standard[1]
- OHSAS 18001 Occupational Health and Safety Management System Standard
- WGC's CFGS
- International Cyanide Management Code ("ICMC")

Our primary operating cash flows derive from the sale of unrefined gold bullion bars (or doré), and gold, silver, lead and zinc concentrates.

PRODUCT HANDLING

All of Eldorado's products are sold in bulk to downstream refineries for secondary treatment. We do not sell our products to the public and our products do not require packaging. At Kışladağ, doré is sold and transported to metals refineries in Istanbul, Turkey, to be further processed into pure (99.9%) metals. At Efemçukuru, Olympias and Stratoni, metal concentrates are transported to offshore smelting facilities for further refinement. At our Lamaque Mine in Canada, which produced 35,350 ounces of pre-production gold in 2018, gold doré produced on site and through custom milling is transported directly to the Royal Canadian Mint for further refining. As 100% of Eldorado's metal products are sold to downstream refiners for further processing, we do not undertake product recycling or reclamation.

Our doré, which largely contains gold and silver, has no environmental or safety risks associated with handling or disposal; it therefore requires no product service or labelling. As such, beyond our product transport and security procedures, we have not developed detailed protocols, procedures or public labelling for product handling or responsibility.

Concentrate is loaded into bags at Olympias, Greece.

(1) In 2018, our Efemçukuru mine began taking steps to adopt the recently released ISO 45001 Occupational Health and Safety Management Systems Standard.

Our concentrates, which contain combinations of gold, silver, lead and zinc, are transported by conveyor to a local port facility (e.g. Stratoni) or loaded onto enclosed trucks and transported to seaports for export to foreign smelters (e.g. Olympias, Efemçukuru). The transport of concentrate is subject to numerous risks, mainly with respect to theft and environmental liabilities in the event of a spill. All road and marine shipments of concentrate from Efemçukuru, Olympias and Stratoni are performed under the *European Agreement Concerning the International Carriage of Dangerous Goods by Road* and International Maritime Organization ("IMO") regulations. Eldorado exclusively hires subcontractors certified and trained to follow the standards and procedures relevant to the aforementioned guidelines for emergency response with respect to transportation and security.

HOW OUR PRODUCTS ARE USED

The metals we produce comprise many of the materials that make up the modern world. They are critical components of green technologies such as wind turbines, electric cars, solar cells and major infrastructure that are advancing the global transition to a lower-carbon economy. Just as our products contribute to a better world, we are committed to producing them in a way that creates positive economic, social and environmental value for all our stakeholders.


8%
15%
27%
50%

WORLD GOLD DEMAND

- Central bank purchases
- Jewelry
- Investments
- Technology


20%
56%
24%

WORLD SILVER DEMAND

- Industrial fabrication
- Investments, coins and bars
- Jewelry


6%
6%
3%
85%

WORLD LEAD DEMAND

- Batteries
- Technological applications
- Chemical compounds
- Other


6%
6%
4%
50%
17%
17%

WORLD ZINC DEMAND

- Galvanizing
- Zinc alloying
- Brass and bronze
- Chemicals
- Zinc semi-manufacturers
- Miscellaneous

Gold (Au)

Gold's technological applications, such as in health care, electronics, green technologies and industrial uses, made up 8% of demand globally, while in 2018, central banks purchased 15% of all gold produced. Jewelry accounted for 50% of the global demand for gold in 2018. Investments, including bars, coins, exchange-traded funds and other products, accounted for a further 27% of demand.[1]

Silver (Ag)

Silver demand rose by 4% year over year in 2018. The largest source of demand for silver was industrial fabrication, which accounted for 56% of total demand. Silver jewelry accounted for 20% of demand, and coins, bars and other investments accounted for 24% of demand. Silver's industrial uses included photovoltaic sensors used to generate solar power.[2]

Lead (Pb)

The most common application of lead is in lead-acid batteries (e.g. car batteries), and this accounts for approximately 85% of world consumption. Due to lead's malleable, dense and anti-corrosive properties, it is often used to line tanks that store corrosive liquids, to protect power and communication cables and to shield against X- and gamma-ray radiation, making it an essential part of many modern technologies (5.8%). Other uses include the manufacture of paints and pigments and other chemical compounds (5.5%).[3]

Zinc (Zn)

Zinc is the fourth-most widely consumed metal in the world, with most production outputs being used in zinc-galvanizing to prevent the rusting of iron and steel. Zinc is commonly used in alloys such as brass, nickel, silver and aluminum solder, materials used in automobiles, electrical components and household fixtures. It is also important as a health supplement.[4]

(1) See gold.org/goldhub/research/gold-demand-trends/gold-demand-trends-full-year-2018.
(2) See sprott.com/media/2268/world-silver-survey-2019.pdf.
(3) See ila-lead.org/lead-facts/lead-uses--statistics.
(4) See statista.com/statistics/240626/share-of-zinc-consumption-by-category/.

WHERE WE OPERATE

Lamaque
- Commodities: Gold
- Ownership: 100%
- 2P Reserves: 953 Koz Au

Bolcana
- Commodities: Gold, Copper
- Ownership: 80.5%
- Resources: Au – 6.5 Moz @ 0.53 g/t, Cu – 686 Koz @ 0.18%

Certej
- Commodities: Gold, Silver
- Ownership: 81%
- 2P Reserves: 2.4 Moz Au, 15.6 Moz Ag

Perama Hill
- Commodities: Gold, Silver
- Ownership: 100%
- 2P Reserves: 975 Koz Au, 1.15 Moz Ag


CANADA
HEAD OFFICE
Vancouver
European Regional Office
Amsterdam
ROMANIA
SERBIA
GREECE
TURKEY
BRAZIL
Operating Mines
Construction Projects
Development Projects
Care and Maintenance

Vila Nova [1]
- Commodities: Iron Ore
- Ownership: 100%

Tocantinzinho
- Commodities: Gold
- Ownership: 100%
- 2P Reserves: 1.8 Moz Au

Efemçukuru
- Commodities: Gold
- 2018 Production: 95,038 oz
- Ownership: 100%
- 2P Reserves: 876 Koz Au

Kışladağ
- Commodities: Gold
- 2018 Production: 172,009 oz
- Ownership: 100%
- 2P Reserves: 3.1 Moz Au

KASSANDRA MINES

Stratoni

- Commodities: Silver, Lead, Zinc
- 2018 Production: 37,091 tonnes of concentrate produced
- Ownership: 95%
- 2P Reserves: 3.0 Moz Ag, 36 Kt Pb, 48 Kt Zn

Olympias

- Commodities: Gold, Silver, Lead, Zinc
- 2018 Au Production: 46,750 oz
- Ownership: 95%
- 2P Reserves: 3.1 Moz Au, 52.7 Moz Ag, 566 Kt Pb, 729 Kt Zn

Skouries [1]

- Commodities: Gold, Copper
- Ownership: 95%
- 2P Reserves: 3.8 Moz Au, 779 Kt Cu

Eldorado also holds 100% ownership of the following asset:

- **Sapes Deposit** – A high-grade epithermal gold deposit located in northeastern Greece, near Eldorado's Perama Hill project. We are currently assessing the project and will determine the optimal project scope after further drilling.

Our in-country offices:

- Belo Horizonte, Brazil
- Athens, Greece
- Deva, Romania
- Belgrade, Serbia
- Ankara, Turkey

(1) Currently on care and maintenance

2P Reserves are based on September 30, 2018 proven and probable reserves.


D30 CEL
The Olympias mill, Greece.

OPERATING MINES

Kışladağ

Kışladağ is one of the largest gold mines in Turkey. It is a low-grade, bulk tonnage, open-pit operation that uses heap leaching technology for gold recovery. In 2018, Eldorado stopped mining operations at Kışladağ due to concerns regarding recoveries and leach kinetics. The Company then assessed the feasibility of constructing a carbon-in-pulp mill to increase recoveries. However, after testing different recovery methods and improved leach kinetics, Eldorado was able to improve recoveries from the leach pad based on an extended 250-day leach cycle. Mining operations restarted at Kışladağ in Q2 2019.

2018 IN NUMBERS

3,206,494 Tonnes to pad

1.13 g/t Average grade

172,009 oz Gold produced

171,741 oz Gold sold

$662/oz Cash operating costs

$812/oz All-in sustaining costs

$220.4 M Gold revenues

$17.8 M Sustaining capital expenditures

QUICK FACTS

Location: **Uşak Province, Turkey**

Deposit: **Gold porphyry**

Ownership: **100% Eldorado**

Mining/processing: **Open-pit/heap leach**

Mine waste management:
Waste materials are contained on the leach pad

Life of mine: **9 years** [1]

Workforce: **469 employees, 168 contractors**

Certifications: **ISO 14001, OHSAS 18001, ICMC**



Kışladağ gold mine, Turkey

2018 PERFORMANCE

Due to lower-than-expected recoveries first observed in late 2017, in early 2018 the Company elected to suspend mining in order to evaluate processing options. Following a year of engineering and testwork, in October 2018 the Company announced that the Board of Directors had approved the advancement of a mill project.

Parallel to mill engineering and analysis, testwork to extract maximum value from material already placed on the heap leach pad and the remaining reserves was ongoing throughout 2018. Approximately 900,000 tonnes of ore were placed on an inter-lift lined test pad in Q1 2018. Late in the year, results from this pad were showing recoveries of approximately 58% from an extended leach cycle approaching 250 days (compared to approximately 40% recoveries from the original 90-day column tests). In early 2019, the Company analyzed the new data and developed revised heap leaching plans, showing improved economics for the heap leaching scenario. As a result, the Company decided to resume mining and heap leaching.

Gold production, sales and revenue increased despite stacking of new ore being halted in the spring of 2018. Increased solution concentrations and solution injection were able to increase the gold production from the leach pad. Cash costs were higher year on year due to non-cash inventory adjustment charges to account for the draw-down of the leach pad inventory.

2018 SUSTAINABLE DEVELOPMENT HIGHLIGHTS

As a result of the technical position the Company faced in 2018, a significant portion of the workforce at Kışladağ was made redundant. The social and economic impacts of this affected local communities. Throughout this process we worked with workers and government agencies to mitigate these impacts.

No major spills or environmental incidents occurred at Kışladağ in 2018.

(1) Based on current proven and probable reserves.

Efemçukuru

Efemçukuru is a high-grade underground gold operation located southwest of Izmir, in western Turkey. It uses gravity circuits followed by flotation to produce a flotation concentrate and a gravity concentrate.

2018 IN NUMBERS

499,121 Tonnes milled

6.76 g/t Average grade

95,038 oz Gold produced

97,485 oz Gold sold

$511/oz Cash operating costs

$834/oz All-in sustaining costs

$124 M Gold revenues

$24.4 M Sustaining capital expenditures

QUICK FACTS

Location: **Izmir Province, Turkey**

Deposit: **Epithermal vein**

Ownership: **100% Eldorado**

Mining/processing: **Underground/flotation**

Tailings management: **Dry stack tailings**

Life of mine: **9 years**[1]

Workforce: **450 employees, 424 contractors**

Certifications: **ISO 14001, OHSAS 18001**

2018 PERFORMANCE

Efemçukuru produced slightly less gold year over year as a result of lower average grade and recovery partially offset by an increase in mill throughput during the year. Cash operating costs improved year over year, reflecting higher sales and throughput year over year. Sustaining capital decreased year over year due to less underground development and the decommissioning of the gravity circuit at Efemçukuru at the end of 2017.



Efemçukuru gold mine, Turkey.

2018 SUSTAINABILITY HIGHLIGHTS

- No major environmental incidents or non-compliances
- Successfully transitioned to ISO 14001: 2015 Environmental Management System
- Successfully completed an external audit of the tailings management system

(1) Based on current proven and probable reserves.

OPERATING MINES

Olympias

Olympias is a gold–silver–lead–zinc underground mine located in the Halkidiki Peninsula of northern Greece. It uses a flotation process to produce three concentrates (lead–silver, zinc and gold-bearing pyrite–arsenopyrite) that are sold and shipped to overseas refineries.

2018 IN NUMBERS

322,659 Tonnes milled

7.75 g/t Average grade

563,267 oz Silver

5,545 t Lead

7,810 t Zinc

46,750 oz Gold produced

35,030 oz Gold sold

$764/oz Cash operating cost

$1,297/oz
All-in sustaining costs

$68.6 M Total revenue

$12.2 M Sustaining capital expenditures

QUICK FACTS

Location: **Halkidiki Peninsula, Greece**

Deposit: **Gold–silver–lead–zinc carbonate replacement**

Ownership: **95% Eldorado, 5% Aktor**

Mining/processing: **Underground/flotation**

Tailings management: **Dry stack tailings**

Life of mine: **22 years** [1]

Workforce: **534 employees, 212 contractors**

Certifications: **ISO 14001, ISO 39001, ISO 50001, OHSAS 18001**

2018 PERFORMANCE

Olympias completed its first year of commercial operation in 2018. Average cash operating costs for the year were slightly above guidance as a result of strong production performance in the first half of the year, followed by underground paste backfill and metallurgy issues in the second half of 2018 contributing to higher cash costs and lower recoveries. Sustaining capital consisted mainly of underground development completed during the year.



The Olympias mine and processing plant, Greece.

2018 SUSTAINABILITY HIGHLIGHTS

- Continued reclamation of the historic Olympias tailings area
- Hosted robotics workshops for local students
- Began our new "Open Spirits" community engagement program, focused on direct and informal communication with local community members

(1) Based on current proven and probable reserves.

Stratoni

Stratoni is an underground, silver-lead-zinc mine located in the Halkidiki Peninsula in northern Greece. It uses a multi-stage flotation process to extract a lead-silver concentrate and a zinc concentrate, which are then shipped from the Stratoni and Thessaloniki ports to overseas refineries.

2018 IN NUMBERS

146,726
Tonnes of ore processed

6.7% Lead grade

9.3% Zinc grade

37,091 Tonnes of concentrate produced

34,764
Tonnes of concentrate sold

$1,135/t Cash operating costs

$41.9 M Concentrate revenues

$14.9 M Evaluation and exploration expenditures

QUICK FACTS

Location: **Halkidiki Peninsula, Greece**

Deposit: **Silver–lead–zinc carbonate replacement**

Ownership: **95% Eldorado, 5% Aktor**

Mining/processing: **Underground/flotation**

Tailings management: **Dry stack tailings**

Life of mine: **3 years** [1]

Workforce: **354 employees, 88 contractors**

Certifications: **ISO 14001, ISO 39001, ISO 50001, OHSAS 18001**

2018 PERFORMANCE

Stratoni produced slightly more concentrate year over year at marginally higher costs. Increased production was due to higher lead and silver feed grades which more than offset slightly lower mill throughput. Lower tonnes of concentrate sold year over year were due to unsold lead and zinc concentrate inventory at the end of 2018.



The Stratoni processing plant, Greece.

2018 SUSTAINABILITY HIGHLIGHTS

- Began our new "Open Spirits" community engagement program focused on direct and informal communication with local community members
- Hellas Gold's 6th annual Summer Internship Program provided work opportunities for over 100 Greek students across the Kassandra Mines
- Enhanced safety training and implementation of the *Golden Rules Health & Safety Handbook*

(1) Based on current proven and probable reserves.

CONSTRUCTION PROJECTS

Lamaque

Lamaque is an orogenic lode gold deposit located in the Abitibi-Témiscamingue region of Québec, Canada. Eldorado acquired Lamaque through its purchase of Integra Gold in 2017, and has completed the recommissioning of the previously existing Sigma Mill in Q4 2018. Lamaque mines ore from the Triangle deposit and will operate as an underground mine with an initial mine life of seven years.

The Lamaque project has significant exploration potential, which could result in an extended life of mine.

2018 SUSTAINABILITY HIGHLIGHTS

- Winner of the 2018 Val d'Or Chamber of Commerce "Contribution to Economic Development" prize
- Undertook a pilot program to train First Nations students in diamond drilling
- Prioritized health and safety training and awareness during refurbishment of the Sigma Mill

QUICK FACTS

Location: **Eastern Abitibi region, Québec Canada**

Deposit: **Orogenic lode gold**

Ownership: **100% Eldorado**

Mining/processing: **Underground/flotation**

Tailings management: **Currently permitted for wet tailings; Eldorado is exploring dry stack tailings at Lamaque**

Life of mine: **7 years** [1]

Workforce: **307 employees, 300 contractors** [2]

2018 REVIEW

In the 18 months following the acquisition of the project, Eldorado filed a pre-feasibility study ("PFS"), drilled over 150,000 m, completed 14,000 m of underground development and largely completed refurbishment of the existing Sigma Mill, which began commissioning in November 2018. During 2017 and 2018, a total of 42,411 ounces were produced from a series of toll milling campaigns.

During Q3 2018, the Certificate of Authorization ("CofA") of the operations permit for the Sigma Mill was received, allowing for the operation of the Sigma Mill complex. All permits were received to enable start-up, which occurred in Q1 2019.



Sigma Mill at Lamaque, Québec, Canada.

(1) Based on current proven and probable reserves.

(2) The number of contractors at Lamaque in 2018 was estimated based on man-hours worked.

Skouries

Skouries is a high-grade gold–copper porphyry deposit located in the Halkidiki Peninsula in northern Greece. It is currently 50% constructed and has been placed under care and maintenance pending receipt of outstanding permits. Skouries will initially operate as an open-pit and underground mine, followed by underground mining only.

2018 SUSTAINABILITY HIGHLIGHTS

In 2018, Eldorado submitted a permitting application to use dry stack tailings at Skouries. Dry stack tailings will reduce the project's footprint by 40%, significantly reducing environmental disturbance while mitigating safety risks to the environment and local communities.

QUICK FACTS

Location: **Halkidiki Peninsula, Greece**

Deposit: **Gold–copper porphyry**

Ownership: **95% Eldorado, 5% Aktor**

Mining/processing: **Open-pit and underground/gravity circuit and flotation**

Tailings management: **Eldorado is seeking to permit dry stack tailings at Skouries**

Life of mine: **23 years**

Workforce: **34 employees, 51 contractors**

2018 REVIEW

Skouries was placed on care and maintenance in 2018 pending the receipt of permits from the Greek government. In 2018, Eldorado completed a National Instrument 43-101 technical filing on Skouries. Eldorado has also filed an application to permit dry stack tailings for Skouries.



Skouries, Greece.

DEVELOPMENT PROJECTS

Tocantinzinho

Tocantinzinho is a non-refractory intrusion-related gold deposit located in the prolific Tapajós region of Pará State in northern Brazil.

2018 REVIEW

Ownership: **100% Eldorado**

Mining/processing: **Open-pit flotation/carbon in pulp**

Tailings management: **Tailings management methods are under evaluation**

Expected life of mine: **10 years** [1]

Workforce: **14 employees, 70 contractors**



Certej

Certej is an epithermal gold–silver project located in the Apuseni Mountains of Transylvania in western Romania.

2018 REVIEW

Ownership: **80.5% Eldorado, 19.25% Minvest S.A., 0.25% minority shareholder**

Mining/processing: **Open-pit/flotation, oxidation, carbon in leach**

Tailings management: **Tailings management methods are under evaluation**

Expected life of mine: **15 years** [1]

Workforce: **186 employees, 64 contractors**



Perama Hill

Perama Hill is an epithermal gold–silver deposit located in the Thrace region of northern Greece.

2018 REVIEW

Ownership: **100% Eldorado**

Mining/processing: **Open-pit/whole ore, carbon in leach**

Tailings management: **Tailings management methods are under evaluation**

Expected life of mine: **8 years** [1]

Workforce: **10 employees, 0 contractors**



(1) Based on current proven and probable reserves.

EXPLORATION HIGHLIGHTS

We invested a total of $27.9 million in exploration during 2018. Exploration drilling totalled 116,605 m and included early stage, brownfields and in-mine programs in Turkey, Canada, Greece and Romania. Highlights from the year include a 58.3% growth in Inferred Resource ounces of gold, including a maiden resource declared at the Bolcana project in Romania.

TURKEY

At the Efemçukuru mine, we completed over 23,000 m of exploration drilling from both surface and underground platforms, testing targets in the footwall to the Kestene Beleni vein and in the nearby Kokarpinar vein system. Regional exploration in western Turkey has continued to target prospective porphyry and epithermal systems associated with the tertiary volcanic centres.

CANADA

At Lamaque, we drilled 45,700 m, split between the Triangle Deposit and other targets on the project site. At Triangle, drilling tested areas below current mine reserves, and further defined multiple shear-hosted zones similar to those in the upper deposit. Our drilling also intersected several broad intervals of stockwork mineralization flanking the shear-hosted zones, with characteristics similar to the high-grade deposits historically mined at the adjacent Lamaque Mine.

Outside of the Triangle Deposit, drilling tested targets within the east–west corridor linking the Parallel Deposit to the Lamaque Mine (west) and the Fortune Zone (east).

GREECE

At the Stratoni mine, 9,692 m of exploration drilling were completed during the year. Several step-out holes intersected significant zones of massive sulphide mineralization, contributing to a 370% increase in Inferred Resource of combined Pb+Zn, and a 10.5% increase in proven and probable reserve of combined Pb+Zn. At Olympias, 5,700 m of drilling targeted extensions in the east ore body. In 2019, further drilling is planned to define the gap between the east and west ore bodies.

ROMANIA

2018 exploration in Romania was largely focused on the Bolcana gold porphyry project, located 6 km west of Eldorado's Certej project. Over 25,000 m of drilling brings the total drilling since acquisition of the exploration licence in late 2016 to over 56,000 m. As a result of this successful exploration campaign, a maiden resource for Bolcana was declared in 2018, defining Inferred Resources of 6.5 Moz Au at 0.53 g/t and 686,000 tonnes of Cu at 0.18%. These resources lie in three mineralized centres (north, central and south) distributed over a strike extent exceeding 1 km, which coalesce at depth into a north-plunging high-grade mineralized core.

EXPLORATION SUSTAINABILITY HIGHLIGHTS

In 2018, Eldorado's exploration teams recorded one lost-time injury across seven operating jurisdictions. To further improve safety performance and safety awareness at all exploration sites, the *Golden Rules Health & Safety Handbook* has been implemented throughout all exploration projects (see page 48 for more information). Everywhere we explore, we focus on working with local suppliers and contractors to maximize our contributions to local and regional economic development.

2019 STRATEGY

Eldorado's 2019 exploration program includes a budget of $23 million, with 91,000 m of planned drilling. The program will largely focus on brownfield projects in Turkey, Canada and Greece, with the goal of expanding resources and further exploring significant deposits.

RESPONSIBLE MINING: OUR APPROACH

Responsible mining practices are embedded in our business, from providing safe workplaces and maintaining respectful relationships with our stakeholders to investing in the communities where we operate and protecting the environment. We understand that mining has a significant impact on the social and environmental well-being of our stakeholders; our goal is to generate social, environmental and economic value throughout the life cycle of our mines.



Vineyards at Efemçukuru, Turkey.

GUIDING FRAMEWORKS AND COMMITMENTS

Transparency and accountability are fundamental to our relationships with our stakeholders. Adoption of, and certification to, leading international standards and guidelines allows us to support our internal policies and practices with the assistance of frameworks that have been developed in consultation with non-governmental organizations ("NGOs"), academics, regulators and other stakeholders. Incorporating the leadership and expertise provided by these frameworks raises our standards of practice and allows us and our stakeholders to verify, measure and report on our performance. The certifications, standards, commitments and organizations we recognize are detailed below.

CERTIFICATIONS, STANDARDS AND COMMITMENTS

We report under the following:

- Carbon Disclosure Project's ("CDP's") Climate Change Report
- CDP's Water Report
- The GRI Standards

Our sites achieve certifications such as:

- International Cyanide Management Code
- ISO 14001 Environmental Management System Standard
- ISO 50001 Energy Management System Standard
- OHSAS 18001 Occupational Health and Safety Management System Standard
- WGC's Conflict-Free Gold Standard

We are guided by the following:

- The Organisation for Economic Cooperation and Development's Due ("OECD's") Diligence for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas
- MAC's Towards Sustainable Mining ("TSM") Framework
- United Nations Global Compact
- United Nations Guiding Principles on Business and Human Rights
- United Nations Sustainable Development Goals ("UN SDGs")
- Voluntary Principles on Security and Human Rights ("Voluntary Principles")
- IMO regulations

MEMBERSHIPS

Eldorado is also a member of several industry associations that assist in developing best practices and international standards. These associations include:

- European Association of Mining Industries, Metal Ores & Industrial Minerals ("Euromines")
- International Cyanide Management Institute
- Mining Association of Canada
- Québec Mining Association
- Québec Mineral Association
- Prospectors & Developers Association of Canada
- World Gold Council

OUR GUIDING PRINCIPLES


Act with Integrity
We are committed to being honest, straightforward and accountable in all our business practices.
Enrich Lives
We aim to create real, lasting and tangible benefits for the people whose lives our operations touch.
Engage Openly
We believe that clear, comprehensive disclosure, high standards of corporate governance and ethical business practices are the only way to do business.
Operate Safely
People come first. We implement industry best practices, adhere to all safety regulations and have strict management systems in place to promote a culture of safety wherever we operate.
Behave Responsibly
We strive to demonstrate that mining can be done responsibly. We do this by emphasizing environmental stewardship at every stage of the project life cycle.

UN SUSTAINABLE DEVELOPMENT GOALS

The UN Sustainable Development Goals ("SDGs") were adopted by all UN member states in 2015 to provide a shared blueprint for peace and prosperity for people and the planet. The 17 SDGs set targets for achieving progress in poverty reduction, education, health care and employment while protecting the environment. While the scope and scale of the SDGs require action from governments for them to be achieved, business plays an important role in influencing social and economic conditions and contributing to the SDGs.

By considering the values found in the SDGs when making business decisions, we support the communities and countries in which we work. We are also contributing to Canada's commitments to sustainable development at home and abroad.

Although our business has direct and indirect impacts with respect to all 17 SDGs, we have chosen to focus on the areas in which our business operations have the most significant impacts for the regions where we operate.

GOOD HEALTH AND WELL-BEING

The industrial nature of mining poses health and safety risks to workers and nearby communities. Further inherent challenges – such as operating in remote locations and exposure to tropical diseases, with limited access to health care – can pose risks to worker and community well-being.

Eldorado addresses these challenges by promoting a strong, Company-wide workplace health and safety culture. Workers are provided with healthy food options in the cafeterias, annual on-site health check-ups, and regular health and safety training. We work to improve road safety on and off site, certify environmental management systems at all our producing mines, and invest in community health programs and infrastructure to extend the benefits of our operations to our closest stakeholders.

We contribute to the following SDG targets where we operate:

- Target 3.3 – By 2030, end the epidemics of AIDS, tuberculosis, malaria and neglected tropical diseases and combat hepatitis, water-borne diseases and other communicable diseases (see page 49)
- Target 3.6 – By 2020, halve the number of global deaths and injuries from road traffic accidents (see page 45)
- Target 3.9 – By 2030, substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination (see "Respecting Our Environment")

GENDER EQUALITY

Gender inequality within mining companies and within mining communities means that men often receive greater benefits from mining than women.

Eldorado works to promote gender equality and empower women and girls through the following measures:

- Promoting a workplace free from gender-based discrimination or harassment
- An established Diversity Policy and Corporate Code of Business Conduct and Ethics
- Ensuring that training and sign-off against the Code for all employees is mandatory
- Offering equal compensation for men and women based on their roles, responsibilities and work experience
- Offering educational scholarships to women

In 2018, Eldorado extended its commitment to gender equality by becoming a member of the 30% Club Canada. As a member, Eldorado has a goal to have women comprise 30% of our Board of Directors and 30% of senior management by 2022.

By doing so, we advance the following SDG targets everywhere we operate:

- 5.1 – End all forms of discrimination of women and girls everywhere
- 5.5 – Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life (see page 42)



Children playing near Kışladağ, Turkey

CLEAN WATER AND SANITATION

Eldorado recognizes that access to water is essential to human health and well-being. We work to minimize our water consumption while collaborating with local communities and governments to improve access to clean water through the following practices:

- Recycling water at our sites
- Treating all contact water prior to discharge
- Conducting research and engineering projects to improve water efficiency and reduce water consumption
- Conducting comprehensive monitoring of water sources (upstream and downstream) at all sites
- Collaborating with community and government representatives to monitor water at sites
- Publicly disclosing annual water reporting (e.g. the CDP's Water Survey)
- Publishing Eldorado's Environmental Policy, which sets out a commitment to reduce water use, recycle and reuse water wherever possible, and discharge water in accordance with water quality standards

Our water management practices contribute to the following SDG targets:

- 6.3 – By 2030, improve water quality by reducing pollution, eliminating dumping and minimizing the release of hazardous chemicals and materials, halving the proportion of untreated wastewater and substantially increasing recycling and safe reuse globally, and;
- 6.4 – By 2030, substantially increase water-use efficiency across all sectors and ensure sustainable withdrawals and supply of freshwater to address water scarcity and substantially reduce the number of people suffering from water scarcity

Please see the "Respecting Our Environment" section of this Report for more information.

DECENT WORK AND ECONOMIC GROWTH

Mining provides decent work and economic growth. However, the presence of mining cannot, on its own, guarantee that these sustainable benefits will be created.

Eldorado actively builds the conditions under which sustainable economic growth can occur by providing well-paying jobs, supporting local businesses and collaborating with local chambers of commerce to diversify economic growth.

As we work with local businesses, suppliers, contractors and employees, we provide training and capacity-building assistance to help them develop skills that can be transferred to other opportunities and grow local economies.

We work to progress the following SDG targets wherever we operate:

- 8.2 – Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value-added and labour-intensive sectors
- 8.5 – By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value
- 8.7 – Take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking and secure the prohibition and elimination of the worst forms of child labour, including recruitment and use of child soldiers, and by 2025 end child labour in all its forms
- 8.8 – Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment

Please see the "Providing Good Jobs" and "Working with Communities" sections of this Report for more information.

INDUSTRY INNOVATION AND INFRASTRUCTURE

Mining requires immense investments in infrastructure to transport materials, water, energy and information to remote locations world-wide. By prioritizing local procurement and training, Eldorado is able to assist in building infrastructure, innovation and industry. We proudly partner with local businesses and universities to promote research and development, and invest in local infrastructure such as public roads and irrigation systems that are fundamental to achieving the following SDG targets:

- 9.1 – Develop quality, reliable, sustainable and resilient infrastructure, including regional and transborder infrastructure to support economic development and human well-being, with a focus on affordable and equitable access for all (see page 67)
- 9.3 – Increase the access of small-scale industrial and other enterprises, in particular in developing countries, to financial services, including affordable credit, and their integration into value chains and markets (see pages 50–51, 56)
- 9.4 – By 2030, upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes, with all countries taking action in accordance with their respective capabilities (see pages 70–81)

To see how Eldorado advances these targets at our Efemçukuru mine in Turkey, please watch this video: Keeping Our Promises at Efemçukuru

RESPONSIBLE PRODUCTION AND CONSUMPTION

Eldorado responsibly produces materials that are fundamental to creating healthy communities and transitioning to a lower-carbon economy. Our business is focused on responsibly and sustainably creating value from natural resources, and we seek to operate in line with international best practices wherever we operate.

Our mining operations have direct impacts on the following SDG targets:

- 12.2 – By 2030, achieve the sustainable management and efficient use of natural resources
- 12.4 – By 2020, achieve the environmentally sound management of chemicals and all wastes throughout their life cycle in accordance with agreed international frameworks, and significantly reduce their release to air, water and soil in order to minimize their adverse impacts on human health and the environment (see pages 70–74)
- 12.6 – Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle

SPOTLIGHT: FOCUSING ON THE SDGs

In 2016, Eldorado incorporated the SDGs into our sustainability reporting, highlighting areas in which our business contributes to sustainable development in the regions and countries where we operate. In 2017, we worked to further incorporate the SDGs into our material topics by referencing them throughout our Year in Review Report. As we work to further support sustainable development, we have embedded the SDG targets into the methodology of our materiality assessment, helping us to identify the SDGs where we can have the greatest impact on the communities and countries where we operate.

Look for the SDG icons throughout this Report to see how Eldorado contributes to sustainable development across our operations.

CORPORATE GOVERNANCE AND TRANSPARENCY

Central to Eldorado's record as a trusted operator is its commitment to ethical business practices and high standards of corporate governance. We recognize the importance of having an integrated approach to managing our operations, risks and relationships.

BOARD OF DIRECTORS

Eldorado's Board of Directors is responsible for overseeing corporate governance. Their Terms of Reference explicitly require the Chair of the Board and all members of our Board committees to be independent. The Board works with senior management to set long-term goals, develop strategy and monitor Eldorado's progress toward achieving its goals, while providing independent and objective advice. They regularly evaluate our principal business risks and monitor the effectiveness of our risk management process.

Our Board is composed of the following four committees:

- Audit
- Compensation
- Corporate Governance & Nominating
- Sustainability

SUSTAINABILITY COMMITTEE

The Sustainability Committee oversees our policies, programs and practices in the areas of environment, health and safety, community relations, human rights and security. The Committee seeks assurance that Eldorado consistently promotes ethical, transparent and responsible behaviour, and meaningfully engages its stakeholders.

The Sustainability Committee receives detailed quarterly reports for all sites, and works with Eldorado leadership to suggest directives for senior management to pursue. The Committee receives a briefing within 24 hours if a fatality, serious lost-time injury, significant environmental incident or anything that is materially or legally reportable occurs. The Board of Directors, including members of the Committee, periodically visit our sites for first-hand validation and interaction with our operations personnel.

For more information on our Board committees, visit eldoradogold.com/about-us/leadership/board-committees.

SENIOR MANAGEMENT OVERSIGHT

Eldorado employs a decentralized yet coordinated approach to operations. Our senior management team in Vancouver works closely with management teams in each of our operating jurisdictions, providing a clear line of sight to each operation.

Ultimate accountability for social and environmental performance rests with our President & Chief Executive Officer ("CEO"), while day-to-day the Executive Vice President ("EVP") & Chief Operating Officer ("COO") and the Vice President, European Strategy & Corporate Sustainability share oversight at the corporate level.

In addition to frequent site visits, our senior management team aims for open communication and appropriate oversight through weekly reporting on health and safety, environment and community performance from mine General Managers and country Vice President & General Managers.

CORPORATE DISCLOSURES AND TRANSPARENCY

Our governance systems are designed to help us consistently evaluate and effectively manage our risks; this, in turn, helps us stay focused on our long-term planning, decision-making and communication. We believe that clear and comprehensive disclosure and open communication with our stakeholders will continue to encourage confidence in the legitimacy and honesty of our business practices.

GOVERNANCE POLICIES

Our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, Human Rights Policy, Insider Trading Policy and Disclosure Policy reinforce our standards and values and outline our expectation that all employees and suppliers operate in accordance with the highest standards of legal and ethical behaviour. We also outline our commitments to protecting the environment and the safety of our people and neighbours in our Environmental and Health and Safety Policies. In early 2018, Eldorado also adopted a Diversity Policy, the first policy of its kind for the Company and a significant step towards advancing gender equality across the Company's leadership team. With our Diversity Policy, Eldorado has become a member of the 30% Club Canada, and our goal is to have 30% of positions on the Board of Directors and 30% of senior management positions held by women by 2022.

For more information, visit eldoradogold.com/about-us/governance.

SUSTAINABILITY FACTORS IN COMPENSATION

Regular employee performance reviews are performed at all our sites, typically on an annual basis, although some sites conduct monthly performance reviews. Health, safety and environmental performance indicators and social performance measures are embedded in performance reviews that are linked to our senior management compensation, and they account for up to 15% of bonuses. In 2018, we revisited the sustainability factors tied to Eldorado's senior management compensation; we also set new targets and key performance indicators aligned with promoting compliance with Eldorado's Global Health & Safety Directive and our recently released *Golden Rules Health & Safety Handbook*.[1]

(1) Please see page 48 for more details on Eldorado's Global Health & Safety Directive and *Golden Rules Health & Safety Handbook*.

OUR PERFORMANCE TARGETS

Eldorado sets annual goals to drive performance towards meeting the Company's strategic, operational and sustainability objectives. The table below explains our progress towards our goals for 2018 and outlines our goals for 2019. We review our targets annually as we move forward with a strategic focus on advancing our long-term business performance. For more information on Eldorado's corporate objectives and performance, please see our 2019 Notice of the Annual Meeting of Shareholders and Management Proxy Circular at: eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/.

2018 Goals

GOAL	OBJECTIVE	RESULT
Corporate safety, sustainability and governance	Reduce LTIFR by 10%	Exceeded challenge
	Reduce total recordable injury frequency rate by 10%	Did not meet threshold
	Full implementation of Eldorado's *Golden Rules Health & Safety Handbook*	Just below target (93% implementation)
	Zero fatalities	Achieved
	Zero environmental and regulatory non-compliance modifier (major incidents)	Achieved
Operational execution	Total gold produced (oz)	Exceeded challenge (313,652 oz – not including pre-commercial production)
	Total byproduct produced (gold equivalent)	Did not meet threshold (73,327 oz)
	AISCs	Exceeded challenge ($994/oz)
	Cash flow per share (pre-consolidation figures)	Did not meet threshold ($0.08 per share)
Financial	Secure appropriate funding to support the Company's growth plans	Just below target
	Progress/resolve permitting challenges in Greece	Just below target
	Disciplined capital allocation in accordance with Eldorado's Capital Investment Framework	
	Develop robust business plan	
	Implement robust business plan	
Growth and value creation	Capital project objective and milestones	On target
	Replace goal equivalent reserves per share	Did not meet target

2019 Goals

AREA	GOALS
Safety, sustainability and governance	• Zero fatalities • Reduce LTIFR and TRIFR by 10% • Conduct safety audits • Zero environmental and regulatory non-compliances and major incidents
Operational excellence	• Produce 390,000–420,000 ounces of gold • Deliver AISC of $900–1,000/oz • Deliver cash costs of $550–650/oz
Financial excellence	• Address near-term debt maturities and capital structure
Growth and value creation	• Resolution of path forward with Greece • Develop and implement a robust business plan • Replace gold equivalent resources and reserves per share


Gold pour at Lamaque, Canada.

MATERIALITY

Eldorado's annual Year in Review Report provides an opportunity for the Company to comprehensively assess the issues and topics that are most material to our business and have the greatest impacts on society, the environment and economies. In addition to our continuous monitoring of material issues, a formal assessment allows us to map the topics most important to our stakeholders and identify issues across our operating regions. This broad view provides valuable insights into our business and is the foundation of this Report.


Hellas

Overlooking the Skouries site, Greece.

DEFINING MATERIALITY: ALIGNING WITH THE GRI STANDARDS

In accordance with the revised guidance for the GRI Principles' materiality assessment provided by the GRI Standards, this Report defines a "material topic" as a matter that reflects the Company's significant economic, environmental and social impacts, or a matter that could substantively influence the assessments and decisions of our stakeholders.

The GRI Standards' externally focused definition of "materiality" forms Eldorado's understanding of material topics for this Report. In addition to the GRI Standards materiality assessment methodology, we continue to measure each topic's "importance to the business" to provide a transparent view of internal priorities to our stakeholders.

DETERMINING MATERIALITY

Each year we conduct a materiality assessment to identify the topics that will be featured in this Report. This multi-step assessment includes feedback from internal and external stakeholders to develop a comprehensive understanding of our impacts on the economy, environment and society. We invited more than 100 internal and external stakeholders to provide input to this Report's materiality assessment, of which almost 70 people actively participated (66% response rate).

After compiling the results of internal and external stakeholder surveys, each of the identified material topics was assessed in relation to the UN SDGs' 2018 Sustainable Development Index to determine Eldorado's impacts across our operating regions. Senior management has taken time to review the material topics presented in this Report with consideration to our impacts and influence.

This materiality assessment creates additional value for Eldorado by:

- Adding purpose and structure to our internal and external engagement initiatives
- Encouraging collaboration among our senior management and stakeholders on topics that matter most to them
- Providing direction to and validation of the importance of new sustainability initiatives and strategies we adopt
- Improving our understanding of and responses to stakeholder needs and concerns

HOW WE DETERMINE MATERIAL TOPICS

STEP 1: PRELIMINARY DESKTOP ASSESSMENT

Eldorado consistently monitors news related to our business, industry peers, and the economic, social and environmental issues facing communities and governments in our operating regions to maintain an understanding of what is material to our stakeholders. With this background knowledge, we define the purpose and context of our materiality assessment.

Taking results from the prior year's materiality assessment as a starting point, we review peer, industry and media reports and internal documents to identify a list of material topics to include in the assessment.

STEP 2: DESIGNING THE MATERIALITY ASSESSMENT

We identify internal and external stakeholders, design survey questions, and refer to external sources such as the SDGs to inform the design and content of our assessment. A well-designed assessment process allows us to accurately understand our impacts and influence.

STEP 3: PRIORITIZING MATERIAL TOPICS INTERNALLY

We conduct online surveys with senior executives and management across corporate, regional and site offices, including professionals responsible for overseeing social, environmental and economic performance at each site. Respondents are asked to rank material topics based on their impacts on society, the environment and the economy as well as Eldorado's business as a sustainable mining company.

STEP 4: ENGAGING EXTERNAL STAKEHOLDERS

We review the results of our internal assessments with a selection of Eldorado's external stakeholders, including investors, industry peers and associations, NGOs, governments and academia. This allows our stakeholders to identify the topics most important to them and provides a diverse range of perspectives that inform our assessment.

STEP 5: UNDERSTANDING OUR IMPACTS

We measure the salience of our impacts in the countries where we operate using the SDG Sustainable Development Index ("SDG Index"). The SDG Index assesses countries based on their progress towards each of the 17 SDGs, and assigns a score for each country's performance on each SDG accordingly. This tool helps us understand where we have the greatest impacts across all of our operations by seeing to which SDGs we can most significantly contribute.

STEP 6: REPORTING OUR FINAL RESULTS

We review the results of our materiality assessment internally, and establish how to present the material topics to be included in the Report.

ANALYSIS OF 2018 MATERIAL TOPICS

Topics that fall within our reporting range of moderate to high materiality form the areas of focus for this Report. For each topic that falls within the range, we describe our management approach and provide performance data and analysis.

Although topics that fall within the materiality range comprise the majority of the content of this Report, we discuss our management approach and at times provide data for other topics, as they may be particularly salient to certain groups of stakeholders or within certain operating regions.

RESPONSIBLE PERFORMANCE

- Obtaining permits and licences
- Respecting human rights
- Eliminating bribery and corruption
- Navigating political risk
- Improving corporate governance and accountability

WORKING WITH COMMUNITIES

- Support from communities and governments
- Engaging with stakeholders
- Contributing to regional economic development
- Investing in communities
- Managing complaints and grievances

In response to comments from internal and external stakeholders, we have also added the following material topics to this Report:

- Working with Indigenous peoples
- Strengthening diversity and equal opportunity
- Debt and financing

PROVIDING GOOD JOBS

- Strengthening health and safety performance
- Local employment and procurement
- Training employees and developing their skills

RESPECTING OUR ENVIRONMENT

- Complying with environmental standards and laws
- Safely managing tailings
- Reducing water consumption
- Protecting biodiversity
- Advancing reclamation
- Reducing energy consumption

MATERIALITY MATRIX

This materiality matrix reflects the opinions of internal stakeholders across all of the Company's operating regions as well as our external stakeholders located around the world. The material importance of each topic varies across our operating regions and sites.


Most Important
Importance to Our Business
Least Important
Importance to Our Stakeholders
Most Important
Our Impacts on the Sustainable Development Goals
Obtaining Permits and Licences
Complying with Environmental Standards and Laws
Support from Communities and Governments
Navigating Political Risk
Strengthening Health and Safety Performance
Safely Managing Tailings
Recruiting, Retaining and Developing Employees
Training Employees and Developing their Skills
Increasing Metal Production
Engaging with Stakeholders
Respecting Human Rights
Debt and Financing
Managing Complaints and Grievances
Increasing Local Employment and Procurement
Reducing Energy Consumption
Lowering Operational Costs
Eliminating Bribery and Corruption
Complying with Security Standards
Improving Corporate Reputation
Contributing to Regional Economic Development
Improving Relationships with Labour Unions
Advancing Reclamation
Improving Corporate Governance and Accountability
Reducing Our Water Withdrawals
Strengthening Diversity and Equal Opportunity
Investing in Communities
Protecting Biodiversity
Improving Air Quality
Increasing the Transparency of Our Payments to Governments
Working with Indigenous Peoples
Mitigating and Adapting to Climate Change
Advancing the United Nations Sustainable Development Goals

Materiality matrix legend

- **"Importance to Our Business" (Y-axis):** reflects the influence and importance of each topic on Eldorado as a sustainable mining company
- **"Importance to Our Stakeholders" (X-axis):** reflects the influence and importance each topic has across all stakeholder groups surveyed
- **Bubble size:** indicates Eldorado's impact on society, the environment and the economy for each topic as measured by our potential contributions to the 2018 UN SDG Index scores for our operating countries

For more information about our contributions to the SDGs, see pages 24–27 of this Report.



RESPONSIBLE PERFORMANCE

Our business is focused on discovering, acquiring and developing high-quality assets in prospective jurisdictions, in order to create sustainable value for our stakeholders. We combine our disciplined and strategic approach to capital allocation with a commitment to manage and mitigate our impacts through responsible operating practices.

An employee underground at Lamaque, Canada

ECONOMIC PERFORMANCE

Our ability to contribute to sustainable development is based on our economic performance as a Company. Through operational and financial success we are able to invest in the communities in which we operate, generate revenues for host governments, and provide decent work for our employees and contractors while creating value for investors.

ACCOUNTABILITY FOR ECONOMIC AND OPERATIONAL PERFORMANCE

At each site, local operations teams are responsible for the day-to-day oversight, management and operations of our assets. Operations teams report directly to their respective mine General Manager, who in turn reports to Eldorado's EVP & COO. The COO oversees annual operational objectives and targets, is responsible for overseeing development projects, and reviews operational performance on a weekly basis.

Our finance team is responsible for overseeing economic performance and working with sites to ensure that production and development activities follow mine plans and budgets; one such team is assigned to each of our operating regions. Regional finance teams report to Eldorado's Corporate Controller, who in turn reports to Eldorado's EVP & Chief Financial Officer ("CFO"). The EVP & CFO oversees annual financial objectives and targets, and reviews progress against plans and budgets on a monthly basis.

At Eldorado's Corporate Office, the EVP & Chief Strategy Officer and the EVP & General Counsel are responsible for overseeing activities related to the acquisition or sale of assets by the Company.

Eldorado's President & CEO is ultimately accountable for our economic and operational performance. The President & CEO is responsible for reviewing annual objectives, targets, budgets and plans, while working with the Board of Directors. The President & CEO and Board oversee the Company's officers and management team, the members of which are responsible for the daily operations of the business.

For more details on Eldorado's economic and operations performance, please see our 2018 Annual Report available here:
eldoradogold.com/investors/financial-information/annual-reports/

ELDORADO'S STRATEGIC PRIORITIES

In order to build a competitive business that is economically, socially and environmentally sustainable, our decisions are guided by four strategic principles:

QUALITY ASSETS

Our business is based on a portfolio of long-life assets in prospective jurisdictions. The quality of our asset base allows us to achieve long-term growth with solid margins, and this enhances our ability to generate free cash flow and earnings per share. Quality, long-life assets are also critical to the communities and countries in which we operate, as they create stable employment and opportunities to partner with governments and achieve SDGs.

OPERATIONAL EXCELLENCE

Maintaining a level of excellence across our operations requires investing in new technologies and investing in our employees. These investments allow us to work safer, smarter and more efficiently. Operational excellence allows us to increase our productivity, reduce risk and operate to guidance while improving our environmental performance year over year.

CAPITAL DISCIPLINE

Capital discipline underpins every business decision we make. Eldorado prioritizes capital for sustaining our operations and developing our projects. We strive to maintain a solid balance sheet that enables us to develop our assets, take advantage of opportunities and withstand external market pressures.

ACCOUNTABILITY

We are accountable to all of our stakeholders and committed to conducting our business with the transparency, honesty and respect these relationships deserve. This means keeping our people safe, minimizing our environmental impacts and working with our neighbours to create inclusive and sustainable development.

ECONOMIC AND OPERATIONAL PERFORMANCE

In 2018, Eldorado increased its year over year production, addressed recovery issues at Kışladağ and made significant progress towards commercial production at Lamaque. Olympias had its first full year of commercial production, with a strong first half. However, in the second half of 2018, blending of the ore feed and start-up of the newly installed paste plant impacted the mine's production.

SHARE CONSOLIDATION

In 2018, shareholders approved a 5:1 common share consolidation in order to regain compliance with the NYSE's continued listing requirements. On December 31, 2018, Eldorado's common shares began trading on a post-consolidated basis on the NYSE and the TSX.

Table 1: Annual Operational and Financial Performance	2018	2017	2016
Operational			
Gold produced (oz)	349,147	292,971	312,299
Average realized gold price ($/oz)	1,269	1,262	1,249
Cash operating costs ($/oz)	625	509	487
Total cash costs ($/oz)	650	534	554
All-in sustaining cash costs ($/oz)	994	922	838
Gold reserves (Moz)	16.9	17.3	19.3
Financial ($ millions)			
Revenues from all metals	459.0	391.4	432.7
Gold revenues	386.0	333.3	388.6
Net earnings from gold mining operations	83.5	121.2	158.7
Adjusted net earnings (loss)	(28.6)	15.2	47.4
Net profit (loss attributable to shareholders)	(361.9)	(9.9)	(344.2)
Cash flow from operations (before changes in non-cash working capital)	61.3	66.5	104.4

Kışladağ, Turkey.


118

PRINCIPLES AND STANDARDS OF RESPONSIBILITY

UNITED NATIONS GLOBAL COMPACT

Eldorado is a signatory to the UN Global Compact ("UNGC"), the world's largest corporate responsibility initiative. The UNGC's Ten Principles provide fundamental guidance for our business in the areas of human rights, labour standards, the environment and anti-corruption. We considered the UNGC's Principles in the development of our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, Human Rights Policy, Diversity Policy and our Environmental Policy. Our goal is to be a welcomed and trusted partner everywhere we operate.

VOLUNTARY PRINCIPLES ON SECURITY AND HUMAN RIGHTS

Created in 2000, the Voluntary Principles on Security and Human Rights ("VPSHR") comprise a "set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourage respect for human rights." The Voluntary Principles were established in 2000 and are considered the standard for best practice in managing security for extractive industry operations.

The Government of Canada has identified the VPSHR as one of six leading standards in Canada's CSR Strategy for the Extractive Sector. In 2017, the MAC announced a membership commitment to implementing the VPSHR. Member companies, including Eldorado, that rely upon private or public security forces must commit to implementing a human rights or security approach that is consistent with the VPSHRs and based on a determination of risk at the mining facilities that they control.

In response, Eldorado retained a consultant to review existing security arrangements and to develop a plan to address performance gaps and training needs in accordance with the VPSHR. The assessment included a review of management policies, site actions, and stakeholder perceptions related to security and human rights. Eldorado's leadership team (including officers, country Vice Presidents and mine General Managers) has received training on the VPSHR.

Eldorado has worked to align to the VPSHRs, and the Company's Human Rights Policy states that all of our mine sites are required to align their security practices with the Voluntary Principles and follow all laws in the jurisdiction of operation when engaging with private or public security forces.

In early 2018, Eldorado undertook an independent gap assessment at our Tocantinzinho project in Brazil to determine next steps for training and alignment with the Voluntary Principles. In late 2018, we developed a comprehensive training program for our global security teams to adopt. It focused on security and human rights, working with vulnerable peoples, use of force, and applying Eldorado's Code of Business Conduct and Ethics.

In 2019, we have completed a review of our current security practices to identify key training materials that will be adopted, adapted and applied across all Eldorado sites. These materials have been put to use in our "train the trainer" sessions, in which security personnel from across our global operations gathered together to learn how to bring their sites into alignment with the VPSHR.

As a member of the MAC, Eldorado continues to work with the MAC to align to the Voluntary Principles and reports its progress in the MAC's annual *Towards Sustainable Mining Progress Report*.

The Voluntary Principles are an important part of our commitment to protecting and respecting the human rights and safety of all our stakeholders while maintaining the security of our employees, contractors and assets.

CONFLICT-FREE GOLD STANDARD

The WGC published the CFGS in 2012, following extensive consultation with governments, civil society, external auditors and supply chain participants. The standard creates a framework for assurance that the production of gold by a company does not contribute to unlawful armed conflict or human rights abuses. The CFGS is based on the recognition across much of the mining industry that the value created by gold-producing activities has the potential to cause or contribute to conflict within communities and countries, and that companies should mitigate the potential for their activities and products to contribute to conflict. The CFGS also serves to operationalize the OECD's Due Diligence for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas.

Eldorado's operations are not located in conflict-affected areas, but we nonetheless chose to adopt the CFGS in 2013. We can therefore provide assurance that the gold we produce does not cause, support or benefit armed conflict or contribute to human rights abuses or breaches of international humanitarian law.

In 2018, we published our fifth annual *Conflict-Free Gold Report*. The Report details our findings that Eldorado's operations, and all gold and gold-bearing material produced by our operations, conform to the CFGS. Conformance with the Standard was subject to independent assurance.

A copy of our report and independent assurance statement can be found here: eldoradogold.com/responsibility/our-approach/accountability/

Members of the Efemçukuru security team undergo training on the Voluntary Principles on Security and Human Rights



OBTAINING PERMITS AND LICENCES

It is our responsibility to obtain the permits and licences needed to operate, based on the environmental, social and technical merits of our projects. Host governments are responsible for defining the requirements of permits and licences and for granting approval when the Company meets the defined requirements in accordance with the rule of law. By receiving regulatory and legal approval to operate, we are able to contribute to sustainable development and create value for our stakeholders.

At each stage of a project's development, we work with a wide range of stakeholders, including local communities, governments, consultants and technical experts, to optimize a project's environmental, social and economic performance, and uphold our legal requirements.

RESPONSIBILITY FOR PERMITS AND LICENCES

During construction and development, Eldorado's Engineering and Capital Projects teams are responsible for preparing permitting applications and submitting them to governments in order to obtain the permits and licences we require to operate. Throughout the permitting process, our teams are supported by country Vice Presidents & General Managers who frequently engage with host governments to address questions and concerns.

During production, our mines must maintain adherence to the operating requirements prescribed within our permits and licences. Although the requirements of permits and licences vary by jurisdiction, they generally include explicit social and environmental conditions, such as targets for local employment, air quality and emissions thresholds, land management and production methods. Our various mine departments – including Environmental, Health and Safety, Community Relations and Corporate Social Responsibility – are responsible for monitoring and adhering to these requirements. Mine General Managers are ultimately accountable for compliance with our permits and licences and report to Eldorado's COO.

RESPECTING HUMAN RIGHTS

As a significant economic and social presence in the jurisdictions and communities where we operate, Eldorado has the potential to substantively impact the human rights of our stakeholders. Our responsibility is to respect the human rights of our workers and local communities wherever we operate by providing safe workplaces and engaging with our stakeholders through peaceful dialogue. While operating in complex social and political environments can pose inherent challenges related to human rights, prioritizing human rights through clear policies and due diligence procedures can produce better outcomes for all stakeholders.

Eldorado believes that respecting and upholding human rights begins with the fundamental recognition of the equality and dignity of all people. These values are found in a number of international documents recognized by Eldorado, including the International Bill of Human Rights, the Voluntary Principles on Security and Human Rights, the Ten Principles of the UN Global Compact, and the International Labour Organization's Declaration on the Fundamental Principles and Rights at Work. These values guide our respect for human rights across our sites and communities, and across all aspects of our operations, from developing a workplace culture that values safety and diversity to helping local communities achieve socially inclusive development goals.

We require our employees and contractors to comply with Eldorado's Human Rights Policy, which outlines our requirements for upholding and respecting the human rights of our employees, contractors, supply chain workers, local community members, and other stakeholders who may be impacted by our activities. As stated in the Policy, Eldorado supports the global elimination of child and forced labour as well as the elimination of workplace discrimination on the basis of race, gender, religion, age, social status, sexual orientation or any other arbitrary characteristic unrelated to an individual's job performance.

As a significant economic contributor in our host communities, Eldorado has a particular responsibility to respect and advance human rights. Although the Company's activities impact local communities, governments have the primary responsibility to uphold human rights, mitigate conflict and contribute to the welfare of their citizens.

ADVANCING PERMITS AND LICENCES

In 2018 Eldorado received its mining concession for the Tocantinzinho project in Brazil as well as key permits required to operate the Sigma Mill and tailings areas at Lamaque. The Company also maintained its obligations under permits granted at operations at Kışladağ, Efemçukuru, Olympias and Stratoni. A number of critical permits related to the Skouries project in Greece remain outstanding, and Eldorado continues to work to advance permitting.

Despite the Company's efforts and the well-defined merits of our projects, obtaining permits and licences can be a complex process subject to political uncertainties. As political uncertainty can create challenges for Eldorado and the sustainable development opportunities available to our stakeholders, we support the establishment of accountable and transparent institutions of government as presented in the UN SDGs.

ELIMINATING BRIBERY AND CORRUPTION

Substantially reducing bribery and corruption in all forms is an important target of the SDGs, as bribery and corruption distort markets and divert funds away from development. [1] As a company that generates significant local employment and government revenue, Eldorado has the ability to influence anti-bribery and anti-corruption behaviour where we operate and positively contribute to respect for the rule of law.

Eldorado and its subsidiaries comply with all applicable anti-corruption and anti-bribery laws and regulations. Our Anti-Bribery and Anti-Corruption Policy has been in place since 2015 and is designed to educate our employees and contractors on their responsibility to comply with applicable anti-bribery and anti-corruption laws. It also encourages staff to be alert to potential violations of applicable laws by any of Eldorado's personnel or independent representatives, distributors, consultants or agents.

Employees participated in anti-bribery and anti-corruption workshops in 2018. Company officers, leadership and key staff also attended in-person anti-corruption training at the corporate, regional and site levels. Company leadership, key management and employees are also required to sign an annual declaration affirming that they have read and understood Eldorado's Anti-Bribery and Anti-Corruption Policy as well as our Code of Business Conduct and Ethics. Copies of these policies are posted at each of our sites, in communal work areas and on notice boards. The policies are overseen by Eldorado's Corporate Secretary and Global Internal Controls Manager.

TRANSPARENCY OF PAYMENTS TO GOVERNMENTS

Eldorado supports the elimination of bribery and corruption by disclosing our payments to government in accordance with the Canadian *Extractive Sector Transparency Measures Act* ("ESTMA").

Table 2: Payments to Governments ($USD millions) [2]

	Turkey	Canada	Greece	Brazil	Romania	2018 Total	2017 Total
Taxes	15.41	0.13	0.09	–	–	15.63	11.41
Royalties	5.89	–	0.17	–	–	6.06	7.72
Fees	8.03	–	–	0.44	1.82	10.29	20.55
Infrastructure improvement payments	–	–	–	1.06	–	1.06	–
Total	**29.33**	**0.13**	**0.26**	**1.50**	**1.82**	**33.04**	**39.68**

Transparent and fairly collected tax revenues and other royalties allow governments to build stable political institutions and invest in sustainable development. Revenue transparency is also an important part of maintaining honest relationships with our investors and other stakeholders, and we believe that disclosure of payments made to governments is an important part of a broad industry mandate to fight corruption.

We recognize the importance of initiatives such as the Extractive Industries Transparency Initiative ("EITI") in improving revenue transparency, strengthening systems and enhancing stakeholder trust in the mining and metals industry. While we do not operate in any EITI signatory countries, both Canada and the European Union ("EU") have passed laws that required mandatory public reporting of payments to governments by the extractive sector. The respective laws are:

- Canada's ESTMA, which came into force on June 1, 2015
- EU's Transparency and Accounting Directives ("EU Directives"), introduced in 2013

On May 29, 2019, Eldorado filed its third report under ESTMA, which covers payments made in 2018 to all levels of foreign and domestic governments. This report summarizes Eldorado's payments of taxes, royalties, fees, bonuses, production entitlements, dividends and other categories of payments prescribed by ESTMA. This year we took the additional step of having our 2018 ESTMA report independently audited by PricewaterhouseCoopers LLP.

The report is publicly available on our website: eldoradogold.com/investors/financial-information/ESTMA/

Under the EU Directives, member states were required to adopt the disclosure regulations into domestic law in 2015, and they became effective on January 1, 2016. Romania and Greece have both implemented the legislation. As we do not have mining operations in the Netherlands, our Dutch subsidiary falls outside the scope of the EU Directives. Company filings under ESTMA are recognized as equivalent to the EU Directives, thereby meeting EU disclosure requirements.

(1) United Nations Convention against Corruption, 2004.

(2) Payments to governments have been calculated on a cash basis and in accordance with the ESTMA. Eldorado's 2018 ESTMA report was published on May 29, 2019.

TAXES AND ROYALTIES

Eldorado finalized its corporate tax strategy in 2017, providing the Company with a formal framework for adhering to all tax obligations and understanding tax risks in the jurisdictions where we operate.

Paying taxes is an important part of our contribution to the economic growth and social development of the communities and countries in which we operate. Our tax requirements are not only legal obligations, but also reflect the relationships we have with our stakeholders and our membership in communities as a corporate citizen. We focus on meeting tax obligations while managing taxes and tax risks to provide sustainable outcomes within the parameters of Eldorado's strategic and commercial objectives.

Eldorado expects to pay taxes in the countries in which activities occur, and believes double taxation of the same activity by different jurisdictions should be avoided. We are transparent about our profit-generating activities and tax payments in the countries where we operate. Maintaining an open dialogue with governments and tax authorities is an important part of our relationships with all stakeholders, as our business generates tax revenues that can be directed towards sustainable development.

We undertake some minor transactions in lower-taxed jurisdictions, and our objective is not to shift profits to such jurisdictions to reduce our tax burden or limit the transparency of our transactions.

Responsibility for Taxes

In-country teams that have expertise in navigating and understanding the legislative, cultural and political circumstances of their home countries manage day-to-day tax-related issues. We also work closely with reputable tax advisors to comply with local tax legislation.

Eldorado's Global Tax Manager is responsible for global tax planning, the maintenance of tax records and the oversight of tax matters world-wide, and reports to the EVP & CFO.

OUR TAX STRATEGY

ACCOUNTABILITY

- We observe all applicable laws and disclosure requirements in the countries in which we operate
- Paying taxes is an important social and economic contribution to our host countries

ALIGNMENT WITH BUSINESS STRATEGY

- Our tax strategy supports and is consistent with our business strategy
- Transactions are performed only if they have a business purpose, and are never tax-driven

DECENTRALIZATION

- Local teams manage day-to-day tax issues
- The Global Tax Manager is responsible for tax matters world-wide
- We work with reputable tax advisors in all countries of operation

EFFICIENCY

- We seek to undertake the most tax-efficient approach in compliance with all relevant laws

RISK MANAGEMENT

- We apply diligent professional care and judgement when interpreting tax laws and assessing tax risks, particularly when laws are unclear or subject to interpretation
- We consider Eldorado's reputation, brand, corporate and social responsibilities when making tax decisions

TRANSPARENCY

- We seek to establish and maintain reciprocally cooperative relationships with tax authorities
- We intend to provide clear communication on main tax items to all stakeholders

NAVIGATING POLITICAL RISK

Eldorado operates in a diverse range of countries around the world, each with its own unique political structures, culture and history. We work with all levels of government in our operating regions to achieve common development goals and create value for our stakeholders.

When making investment decisions, the Company considers the political context of each asset and the associated technical, regulatory and social risks. We continue to advance our risk assessment capacity and our ability to consider sustainability and political factors in business strategies and decision-making processes.

Because of the Company's jurisdictional diversification, the political risks our business faces are dispersed. However, political risks can be unpredictable and may present ongoing challenges to the business. While these challenges can have adverse impacts on our business, investors, lenders and other stakeholders, Eldorado remains willing to engage with all governments to identify mutually beneficial solutions.

All of our operations are required to abide by the laws and regulations of the countries in which we operate.

Eldorado's external relations teams manage political affairs across the Company. We rely on in-country teams led by country Vice President & General Managers that are familiar with the political culture of each region to lead government relations efforts. These teams work with Eldorado's Communications & Government Relations Department and Strategy & Corporate Sustainability Department. Eldorado's Director, Communications and Government Relations reports to the President & CEO, while Eldorado's Vice President, European Strategy & Corporate Sustainability reports to Eldorado's EVP & Chief Strategy Officer. Eldorado's President & CEO is ultimately responsible for the Company's government engagements.



Sunset near the Lamaque project, Val d'Or, Canada.

WORKING WITH GOVERNMENTS

Government authorities are some of our most important stakeholders and essential partners throughout the mining life cycle. Governments provide the laws and regulations that create the context for responsible mining. Stable regulations and transparent government processes allow Eldorado to mitigate risks and make investment decisions with certainty.

To better understand government objectives and policies, provide information about our projects, discuss relevant issues and advance permitting, Eldorado maintains frequent dialogue with government authorities at the local, regional and national levels through our in-country teams. At the corporate level, we work with ministerial offices and diplomats, both in Canada and abroad. The knowledge we gain from these communications helps guide our decision-making processes while keeping our government stakeholders aware of our development successes and challenges.

Appropriate regulation, accompanied by strong and stable judicial and political institutions, allows us to develop operations capable of generating value for all stakeholders. Well-performing government institutions are also important to the legitimacy, inclusivity and accountability of our operations among many of our other stakeholders, particularly local communities. For this reason, Eldorado encourages the development of effective, accountable and inclusive institutions at all levels of government in accordance with the UN SDGs.

In 2018, Eldorado made no donations to political parties.

Stratoni village, Greece.



POLITICAL CLIMATE IN COUNTRIES OF OPERATION

Our operations are subject to changing political conditions, geopolitical environments, host governments and regulatory requirements in the countries where we do business. Changes, if any, in mining or investment policies, or shifts in political attitudes in these jurisdictions may adversely affect our operations or profitability.

In 2017, after the non-issuance of overdue permits, we announced our intention to place Skouries under care and maintenance. The ramp-down process was completed in 2018 and Skouries remains under care and maintenance pending material changes to the issuance of permits in Greece. Environmental protection and monitoring operations remain active at Skouries.

In 2018, the Greek Council of State ruled on an arbitration notice brought against the Company by the Ministry of Finance and Ministry of Environment and Energy. In April 2018, the arbitration panel in Greece issued a positive ruling, rejecting the Greek state's motion and ruling that the Company's submitted plan was valid.

Despite Turkey experiencing heightened levels of political, economic and regional geopolitical instability in 2018, our operations experienced no significant disruptions and continued to operate under normal business conditions. Particularly, currency devaluation related to political and economic instability in Turkey impacted income tax expense/recovery in 2018.

Lamaque, Canada.



IMPROVING CORPORATE GOVERNANCE AND TRANSPARENCY

Transparent and accountable corporate governance is fundamental to the trust that is placed in us by all of our stakeholders. In 2018, Eldorado took a number of measures to strengthen corporate governance practices and further align our governance policies with leading practices for publicly traded companies.

In an effort to recognize the importance of transparent and accessible communications, the Board of Directors adopted a Shareholder Engagement Policy in 2018 which describes how shareholders can communicate directly with the Board on governance and other matters. These improvements strengthened shareholder engagement in 2018, and have facilitated specific shareholder engagement on sustainability-related issues faced by the Company.

We continue to evaluate measures to strengthen the accountability of the Board of Directors. Some of the measures we have implemented include the retirement age and a mandatory independence review for long-standing (10+ years) directors.

In 2018, Eldorado revised its compensation practices to provide further transparency and accountability to stakeholders by strengthening our alignment with pay for performance. As a result, the President & CEO's objectives are now 100% aligned with corporate objectives, and health and safety and environmental factors continue to determine a portion of performance-based compensation. Corporate safety, sustainability and governance accounts for 15% of the corporate score.

As a Company that operates in a range of ethnically, socially and culturally diverse regions around the world, the diversity of our workforce and management is integral to the strength of our Company. Our Diversity Policy, which applies to senior management and the Board of Directors, highlights the importance of diversity including race, ethnicity, gender, language, sexual orientation, religion, disability, age and other areas of individual difference throughout the Company. Our Human Rights Policy prohibits discrimination on the basis of race, sex, religion, social status, sexual orientation or any other arbitrary characteristic unrelated to an individual's job performance. For more information, please see eldoradogold.com/about-us/governance/.

ADVANCING WOMEN IN LEADERSHIP – SDG TARGET 5.5

In early 2018, Eldorado adopted its first Diversity Policy, intended to promote and maintain diversity on the Board of Directors and amongst senior management. The Policy follows our belief that diversity facilitates a broader exchange of perspectives and leads to greater organizational strength. Through the Policy, we confirm our commitment to treating all individuals with fairness and respect. We believe that providing opportunities for women creates valuable social and economic impacts while advancing the SDGs. Since adopting the policy in 2018, we have increased our gender diversity target for women on the Board to 30% by 2022, from 20% by 2020. You can read more about our Diversity Policy at eldoradogold.com/about-us/governance/.

Table 3: Board of Directors by Age and Gender

		Percentage female (%)	Percentage male (%)
Audit Committee	Over 50 years	50	50
Compensation Committee	Over 50 years	25	75
Corporate Governance and Nominating Committee	Over 50 years	33	67
Sustainability Committee	Over 50 years	–	100
Board of Directors	**Over 50 years**	**25**	**75**

Table 4: Officers and Management by Age and Gender

		Percentage female (%)	Percentage male (%)
Management	30–50 years	50	50
	Over 50 years	–	100
Officers	30–50 years	–	100
	Over 50 years	–	100
Total		**14**	**86**

Kışladağ, Turkey.



PROVIDING GOOD JOBS

People are at the core of our business, and our primary concerns are the safety and well-being of our employees and contractors. Working in the mining industry has inherent safety risks, and it is our job to mitigate those risks by training all employees and contractors to follow safety protocols and procedures. By keeping our people safe and providing well-paying jobs, our operations contribute to the social and economic development of the communities in which we work.



Lamaque, Canada.

STRENGTHENING HEALTH & SAFETY PERFORMANCE

Health and safety in the workplace matters to everyone at Eldorado, particularly given the high risks of working in heavy industry that are inherent across all of our sites. Protecting the health and safety of our employees, contractors and communities is therefore our biggest priority, one of our most significant impacts, and a cornerstone of our operating philosophy.

High-risk and safety-sensitive activities include, but are not limited to, working at heights; handling and using explosives; exposure to hazardous chemicals; working in confined spaces; operating with or near heavy equipment; and driving vehicles. Protecting the health and safety of our employees, contractors and communities is critical to fulfilling our role of providing sustainable, responsible value to stakeholders.

When considering health and safety, we take into account higher-risk activities such as those mentioned above as well as long-term concerns and matters of public health. Health and safety risks such as disease and injury related to working in natural environments are addressed in our health and safety planning.

The introduction of Eldorado's *Golden Rules Health & Safety Handbook* in 2018 has underscored the safe practices and procedures mandatory to all workers on Eldorado sites participating in higher-risk activities. The Handbook is part of every worker's mandatory personal protective equipment ("PPE") and puts our health and safety planning into practice so that risks can be immediately assessed and mitigated.

RESPONSIBILITY FOR SAFETY

Safety begins with every Eldorado employee. Everyone is responsible for their own and their colleagues' safety. At each of our sites, health and safety teams and site management are responsible for the day-to-day oversight, implementation and management of our health and safety policies, programs and activities. Each team reports directly to its mine General Manager, who in turn reports to Eldorado's COO. The COO annually oversees safety objectives and targets, and reviews safety performance on a week-to-week basis.

SAFE DRIVING – SDG TARGET 3.6

Driving is one of the most significant risks our employees and contractors face. As identified in the *Golden Rules Health & Safety Handbook*, we place an emphasis on safe driving practices and have strict procedures to protect the safety of drivers, passengers, pedestrians and other motorists. Our goal is to protect our workforce, local communities and anyone who may come into contact with our operations from health and safety risks associated with driving motor vehicles.



Vehicle inspection at Kışladağ, Turkey.

Weekly health and safety incident reports are prepared by each site and region; they outline weekly, month-to-date and year-to-date statistics, including the following:

NEAR-MISSES

An incident which, in different circumstances, could have resulted in harm to people, damage to property or loss to a process

FIRST AID INCIDENTS

Care is provided to a person who is injured or who suddenly becomes ill (e.g. disinfecting a cut, applying a bandage, treating a sunburn, etc.)

MEDICAL TREATMENT INJURIES

Any injury or disease that resulted in basic treatment (not first aid treatment) given by a physician or other medical personnel (e.g. prescription medication, sutures, therapeutic treatment, etc.)

RESTRICTED WORK INJURIES

An injury or disease that results in a person being unable to perform their normal duties, including temporary or permanent transfer to another job

LOST-TIME INJURIES

A work-related injury or disease that resulted in lost time from scheduled work of at least one day or shift, or a permanent disability or a fatality

FATALITIES

Death resulting from a work-related accident

Health and safety incidents resulting in a lost-time injury are reported to the Company's management as well as to health and safety teams across all operating regions. Eldorado encourages and facilitates the sharing of health and safety information including near-misses, high-potential injuries, and learning opportunities across all of our operating regions, to build knowledge of health and safety practices throughout the Company.

Eldorado's President & CEO is ultimately accountable for our safety performance. At the Board level, the Sustainability Committee has oversight of all health and safety activities.

HEALTH AND SAFETY MANAGEMENT SYSTEMS

Each of our operations follows Eldorado's corporate Health and Safety Policy, which establishes requirements to monitor and report lead and lag indicators. Site-specific health and safety targets are defined annually as part of the management review element of our health and safety management systems.

To complement our internal systems, our operating sites have adopted the internationally recognized OHSAS 18001 Occupational Health and Safety Management System Standard to help us better identify and manage safety risks and improve our safety performance. Our Kışladağ and Efemçukuru mines in Turkey and our Halkidiki assets in Greece are all independently certified to OHSAS 18001. At our Lamaque Mine in Canada, we are adopting the MAC Safety and Health Protocol as part of the site's broader adoption of the TSM program. At this stage, we have not made a commitment to adopt OHSAS 18001 at Lamaque.

Health station at Lamaque, Canada.



HEALTH AND SAFETY PERFORMANCE

Table 5: Safety Performance

	Turkey		Canada	Greece			Brazil	Romania	Exploration	Eldorado Global[1]	
	Efemçukuru	Kışladağ	Lamaque	Olympias	Stratoni	Skouries	Tocantinzinho	Certej		2018	2017
LTIFR[2]	0.60	1.24	1.92	1.36	2.28	0	0	0	2.40	1.30	1.65
TRIFR[2]	13.17	1.86	17.16	5.43	12.52	2.05	4.30	0	4.81	8.16	6.61

(1) Eldorado Global includes all injuries incurred across Turkey, Canada, Greece, Brazil, Romania and Exploration activities.

(2) The frequency rate is the number of injuries that occurred per one million man-hours worked.

LAMAQUE RECEIVES THE 2017 F.J. O'CONNELL AWARD

The F.J. O'Connell award was created by the Québec mining industry in 1966 to honour Frank O'Connell, a former General Manager of the Sigma mine and leader in health and safety across the Canadian mining industry. The award recognizes excellence in health and safety performance.

In 2018, Eldorado's Lamaque project was the recipient of the F.J. O'Connell award for the "Underground operations, less than 400,000 hours worked" category for 2017.

"This recognition stands in testimony of the efforts made by employees, supervisors, and management to work hard as a team in respecting our work practices, developing accident avoidance methods, and respecting methodology." – Sylvain Lehoux, General Manager of Eldorado's Lamaque project



Representatives from the Québec Mining Association and Lamaque accepting the F.J. O'Connell Award.

STRENGTHENING OUR SAFETY CULTURE

Building a healthy and safe work environment requires employees to have the skills and knowledge needed to identify hazards and avoid risks. Individuals must also value health and safety in order to make the right decisions, while strong policies, procedures and systems must be in place to safeguard workplaces.

We continuously strengthen our safety culture by taking a holistic view towards safety leadership. We understand that how our people feel, what our people do, and how our policies, procedures and systems address health and safety are all interdependent. A culture of safety means that each individual values their safety and the safety of those around them; having this culture allows for our policies, procedures and systems to be implemented effectively and leads to safety-conscious behaviour.

TECHNOLOGY AND INNOVATION TO IMPROVE HEALTH AND SAFETY

In order to strengthen our health and safety performance and mitigate risks, we continuously evaluate our practices and procedures. As part of our continuous improvement efforts, we study the use of new technologies that can help our workers accomplish tasks more safely and reduce the risk of harm to people and the environment.

In our underground mines at Efemçukuru, Olympias and Lamaque, innovations in underground communications technology have allowed us to implement tagging and tracking technology for our equipment and our workers. Tagging and tracking involves placing transmitters on employees and equipment so that everyone can be accounted for, even if they are working in areas of restricted visibility. This technology allows us to reduce the risks of collisions and helps our workers avoid mobile machinery.

Other innovative technologies (such as dry stack tailings) also improve health and safety conditions for our workforce and local communities while reducing our environmental impacts. For more information on these technologies, please see pages 70–81 of this Report.

HEALTH AND SAFETY TRAINING

All new recruits and interns at our facilities undergo training on safety, accident prevention, environmental issues and Company procedures, among other topics. We regularly conduct safety training to address new and ongoing risks at all of our sites. While each site is responsible for conducting safety training, Eldorado's Global Health and Safety Directive as well as the *Golden Rules Health & Safety Handbook* provide a standardized approach to managing health and safety aspects across the Company.

Ongoing training priorities are defined based on job requirements, performance evaluation notes and legal requirements. Even at sites with a long mining history and a well-established workforce, such as Kışladağ, we see the benefits of refresher training to improve employee capacity, productivity, and health and safety performance.

GOLDEN RULES HEALTH & SAFETY HANDBOOK

The *Golden Rules Health & Safety Handbook* was introduced across all of our sites and operating regions in 2018, and marks an important step taken by the Company to place health and safety at the centre of everything we do.

As a part of each worker's mandatory PPE, the *Golden Rules Health & Safety Handbook* must be carried by everyone who enters an Eldorado site.

The Handbook provides quick access to health and safety practices and procedures that address common and significant risks.

By providing each worker with the tools and knowledge needed to perform their duties safely, everyone is able to take responsibility for their safety and the safety of those around them. In working together, we can accomplish our most important task: the prevention of harm.

INTERNATIONAL SAFETY WEEK 2018

In May 2018, Eldorado held its inaugural "International Safety Week" across all operating regions. The week was an opportunity for sites to focus on health and safety in the workplace by hosting special events, demonstrations and workshops for employees and contractors. This Company-wide event allowed everyone at Eldorado to reflect on the importance of health and safety and why safety in the workplace is our top priority. For more information on Eldorado's International Safety Week, please visit our blog.

Table 6: Total Hours of Employee and Contractor Safety Training by Region

	Brazil	Canada	Greece	Romania	Turkey	Total
Employee training hours	1,641	800	6,695	6,616	25,674	41,426
Contractor training hours	7,954	2,160	3,531	1,020	17,534	32,199

ENSURING CONTRACTOR SAFETY

We communicate our minimum expectations regarding contractor health and safety rules as a component of the tender notice and project assignments at our mining facilities. These expectations form an integral part of the agreements Eldorado signs with each contractor and they educate contractors to carry out work safely and in line with Eldorado's standards; prevent accidents among their staff, our staff or third parties; and avoid damage or harm to facilities and equipment belonging to the contractor, Eldorado or third parties.

If contractors do not follow safe practices, we require them to cease work until remedial actions have been taken. This may include implementing written procedures for high-risk tasks within the contractor's scope; documenting training for all personnel; conducting fit-for-purpose audits of machinery, materials, PPE and emergency equipment used by the contractor; and re-inducting their employees to Eldorado's site safety requirements and *Golden Rules Health & Safety Handbook*.

HEALTH AND SAFETY BEYOND THE MINE

Our commitment to health and safety does not end with our employees and contractors. We also consider local stakeholders' health and safety in our activities. As we transport materials to and from mine sites, the safety of our workers relates directly to the safety of local communities and neighbours. Our workers and contractors follow strict transportation safety guidelines and must adhere to all local transportation laws and regulations. An important part of being a responsible operator and a good neighbour is respecting common areas outside of our mining sites (such as roadways), and Eldorado is committed to transportation safety.

To promote health and safety in the communities near our operations, our sites have both informal and formal aid assistance programs in which Eldorado's emergency response teams help in community emergencies, if needed. Health programs at our sites provide basic medical treatments and services for employees and contractors, including immunizations and medical check-ups. At some sites, like Tocantinzinho and Efemçukuru, local community members are welcome to visit our health physicians and receive check-ups free of charge.

COMBATTING MALARIA IN PARÁ STATE, BRAZIL – SDG TARGET 3.3

Our Tocantinzinho project is located in a remote tropical region of Brazil where diseases such as malaria pose risks to workers and local communities.

In 2018, Eldorado hosted teams from the Brazilian Ministry of Health and the Municipal Health Department of Itaituba at Tocantinzinho so that they could perform malaria control activities in the surrounding areas. By working with governments to address public health issues such as malaria, we are able to contribute to the good health and well-being of the communities in which we operate.

EMERGENCY PREPAREDNESS

By planning for emergencies, we identify, prioritize and implement controls for potential hazards at our sites, and this helps minimize their impact while safeguarding our employees, the environment and local communities.

Emergency response programs are in place at all our operations. Our emergency response teams comprise employees with additional training in emergency protocols, procedures and equipment. The emergency response programs include extensive emergency drills and training, such as mine rescue drills, fire drills, CPR first aid training, and training in the use of hazardous materials suits and other safety equipment.

Our emergency response teams also maintain close working relationships with community-based emergency responders, and provide additional support and resources to local responders in the event of a serious off-site incident. In cases of natural disaster and irregular weather events such as floods and forest fires – which may become more frequent due to climate change – our emergency responders are prepared to assist community-based response teams to protect our workers, assets and neighbours.

Our operating regions and corporate head office also have crisis management plans in place that are consistent with the MAC's TSM Crisis Management and Communications Planning protocol.

Man down drill at Kışladağ during International Health and Safety week 2018.



LOCAL EMPLOYMENT AND PROCUREMENT

Mining can be an incredible source of value for communities and countries, as it generates employment and investment by producing the raw materials that have become integral to modern life. However, mining is able to generate value for all stakeholders only when companies are able to work with communities and governments. We recognize our responsibilities to the communities in which we operate, and believe that providing good jobs is one of the most meaningful ways that we can work together with our stakeholders to create positive and lasting impacts.

Wherever possible, we prioritize hiring local employees and working with local suppliers. We are proud of the contributions we are able to make to communities through direct and indirect employment. Some of the benefits of local employment include skills development, increased income levels and economic diversification.

This strategy helps build strong working relationships with local communities. Hiring and training local employees can also produce operating efficiencies and lower long-term costs by having an educated and experienced workforce near our sites. This practice positively impacts local and national economies by providing well-paying jobs and generating government revenues that can be directed towards health care, education and infrastructure. Conversely, negative impacts can include inflated local prices for goods and services as well as income disparity between the mining and non-mining workforce.

To learn more about our community-based investments and how we work to mitigate the negative impacts of local procurement and employment, please see the "Working with Communities" section of this Report.

Working with and purchasing from local suppliers enables these businesses to increase their capacity and stimulate further development throughout regional economies. By integrating local suppliers into our value chain, Eldorado provides opportunities for small business to access capital and gain valuable experience, and thus actively contribute to SDG Target 9.3.

Domestic suppliers of goods and services are the biggest recipients of our supplier expenditure, accounting for 95% and 89% of all payments to suppliers in 2018 and 2017, respectively.

Our local procurement practices centre on:

- Promoting an open and shared culture across all our workplaces
- Providing ongoing training and education
- Upholding equal opportunities, diversity and anti-discriminatory practices
- Hiring employees, contractors and suppliers from the local community

Table 7: Workforce and Composition

	Local (%)(1)	National (%)(2)	Expatriate (%)(3)	Total
Employees	80	99	1	2,756
Contractors	58	100	–	1,568
Total	**72**	**99**	**1**	**4,324**

Table 8: Payments to Suppliers ($USD millions)

	Kışladağ	Efemçukuru	Turkey (other)	Canada	Greece	Brazil	Romania	2018 Total	2017 Total
Payments to domestic suppliers	86.93	70.79	3.09	150.3	126.77	5.00	10.83	453.71	459.12
Payments to international suppliers	–	2.99	0.10	–	19.56	–	1.50	24.15	58.95
Total	**86.93**	**73.78**	**3.19**	**150.3**	**146.33**	**5.00**	**12.33**	**477.86**	**518.07**
% spend on domestic versus international suppliers	**100%**	**96%**	**97%**	**100%**	**87%**	**100%**	**88%**	**95%**	**89%**

(1) A person living and/or working in any areas that are economically, socially or environmentally impacted (positively or negatively) by our operation due to their proximity.

(2) A national citizen of the country in which the site is located.

(3) A person temporarily or permanently residing, as an immigrant, in a country other than that of their citizenship.

RESPONSIBILITY FOR LOCAL EMPLOYMENT AND PROCUREMENT

We do not have a formal corporate policy for local employment and procurement, but we encourage our Human Resource and Purchasing departments at each site to hire locally, use local suppliers, and work with local businesses to improve their capacity and ability to work with us.

At each site, local procurement teams report to a procurement manager. The site procurement manager reports to the mine General Manager, who ultimately reports to Eldorado's COO.

OUR WORKFORCE

Our success is a result of the dedicated employees and contractors who work with us. It is our people's motivation and commitment to excellence that drives our performance and helps us achieve our corporate objectives.

Across the organization, 99% of our employees and contractors are nationals of the country in which they work and 72% are from local communities. We believe in recruiting local employees whenever possible, including for senior roles in which local knowledge and expertise can provide advantages for our business. Turkish, Canadian, Greek, Brazilian and Romanian employees form the majority of our management teams, working in their respective home countries, alongside a small number of expatriate employees.

In accordance with the relevant laws and regulations, we uphold strong and fair labour practices. We encourage equal opportunities and base our hiring practices on skills and experience as stated in our Diversity Policy.

As outlined in our Code of Business Conduct and Ethics and our Human Rights Policy, everyone at Eldorado is expected to maintain a safe and healthy work environment and promote a workplace that is free from discrimination and harassment on any basis, including race, colour, religion, gender, age, national origin, disability or sexual orientation.

As stated in our Human Rights Policy, we respect the rights of our workforce, local community members and other stakeholders that may be impacted by our business activities. We expect our business partners, including security providers, contractors and suppliers to share this commitment to rights, including those in regard to working conditions, freedom of association, freedom of speech, collective bargaining, maximum working hours, minimum wages, equal opportunity and freedom from discrimination.

ADVANCING FIRST NATIONS EMPLOYMENT AND ECONOMIC RECONCILIATION AT LAMAQUE

As we constructed the Lamaque project through 2018 and early 2019, we hired a significant number of people from local communities in the Abitibi-Témiscamingue region of Québec.

We took this opportunity to work with our contractors to provide training and employment to members of local First Nations communities interested in working in the mining industry.

In 2018 we launched a pilot program with our contractor, Orbit Garant Drilling, to train First Nations students from Lac Simon as diamond drillers, providing eight young people with valuable and transferable skills.

We will continue to look for ways to provide employment to local communities, including First Nations, and work towards economic reconciliation with Canada's Indigenous peoples as identified in the Truth and Reconciliation Commission of Canada's *Calls to Action* Report.

EMPLOYMENT REDUNDANCIES AT KIŞLADAĞ

In early 2018, mining activities at Kışladağ were put on hold due to ongoing uncertainty regarding gold recovery and production. As a result, 40% of positions were made redundant over the course of 2018.

While our business is able to provide valuable employment in the areas in which we operate, our ability to sustain jobs relies upon our success as a Company. Because of our local hiring practices, a loss of employment due to redundancy negatively impacts some of our most important stakeholders – our workforce and our host communities. Redundancies at Kışladağ were one of the Company's largest negative social and economic impacts in 2018.

We worked to mitigate these impacts by clearly communicating these changes to our workforce, and remained in contact with union representatives to discuss planning. On the day of termination, we provided each employee with a letter of reference from the Company as well as all legally required benefits. Eldorado also worked with the Usak Labour Bureau to provide each employee with unemployment insurance as well as assistance in identifying other employment opportunities.

RELATIONSHIPS WITH LABOUR UNIONS

The majority of our employees are unionized, with employment terms and conditions negotiated through collective bargaining agreements. In 2018, we renewed each of our agreements in Turkey, Brazil and Romania. In Greece, we renewed our agreement with the Surface Workers Trade Union in 2018. In 2019, we concluded negotiations and renewed our agreements with the Underground Miners Trade Unions. Approximately 69% of our employees at our mines and projects in Turkey, Greece, Brazil and Romania were covered by collective bargaining agreements in 2018.

Generally, we believe we have good relations with both our unionized and non-unionized employees and are committed to resolving employee relations matters promptly and to mutually beneficial outcomes.

Eldorado's labour agreements are overseen by our mine General Managers and country Vice President & General Managers.

In 2018, the previously unionized workforce at Lamaque voted to dissolve their union.

Table 9: Percentage of Employees Covered by Collective Bargaining Agreements

	Kışladağ	Efemçukuru	Olympias	Stratoni	Skouries	Lamaque	Tocantinzinho	Vila Nova	Certej	Average
2018	71	71	79	84	65	–	100	100	98	69



Workers review plans at the Stratoni processing plant, Stratoni, Greece.

Table 10: Our Workforce

Country	Site	Description	Employees	Contractors	Total
Brazil	Tocantinzinho	Development Project	14	70	84
	Vila Nova	Care and Maintenance	14	8	22
	Belo Horizonte Office	Office	10	5	15
	Macapa Office	Office	2	–	2
	Country total		**40**	**83**	**123**
Canada	Lamaque Mine	Development Project	307	300	607
	Vancouver Office	Corporate Office	51	–	51
	Country total		**358**	**300**	**658**
China	Beijing	Office	–	2	2
	Country total		**–**	**2**	**2**
Greece	Kassandra Mines Offices	Offices and Medical Clinic	138	170	308
	Olympias	Operating Mine	534	212	746
	Stratoni & Mavres Petres	Operating Mine	354	88	442
	Skouries	Care and Maintenance	34	51	85
	Perama Hill	Development Project	10	–	10
	Sapes	Exploration	9	–	9
	Athens	Office	31	6	37
	Country total		**1,110**	**527**	**1,637**
Netherlands	Amsterdam Office	Office	8	–	8
	Country total		**8**	**–**	**8**
Romania	Certej	Development Project	186	64	250
	Deva Office	Office	49	–	49
	Country total		**235**	**64**	**299**
Serbia	Serbia	Exploration	10	–	10
	Country total		**10**	**–**	**10**
Turkey	Kışladağ	Operating Mine	469	168	637
	Efemçukuru	Operating Mine	450	424	874
	Ankara	Office	31	–	31
	Izmir	Office	–	–	–
	Usak	Office	–	–	–
	Recons & Canakkale Prep. Lab	Offices, Quarries and Laboratory	24	–	24
	Sivasli Quarry & Lime Plant	Offices, Quarries and Laboratory	3	–	3
	Emirli Quarry	Offices, Quarries and Laboratory	1	–	1
	Tüprag Agriculture	Offices, Quarries and Laboratory	17	–	17
	Country total		**995**	**592**	**1,587**
Total			**2,756**	**1,568**	**4,324**

Table 11: Employees by Gender and Region

Region	Percentage female (%)	Percentage male (%)	Total employees
Brazil	18	83	40
Canada	16	84	358
Greece	11	89	1,110
Netherlands	50	50	8
Romania	14	86	235
Serbia	40	60	10
Turkey	6	94	995
Total	**11**	**89**	**2,756**

Table 12: Employees by Age, Gender and Region

Region	30 and under (%)	31–45 (%)	46–60 (%)	61 and over (%)
Brazil	3	43	45	10
Canada	28	42	26	3
Greece	13	55	31	1
Netherlands	25	50	25	–
Romania	9	37	46	8
Serbia	20	50	20	10
Turkey	14	70	15	1
Total female	**26**	**52**	**21**	**2**
Total male	**14**	**57**	**27**	**2**
Total Eldorado	**15**	**57**	**26**	**2**

Table 13: Employees by National Representation

Region	Local (%)	National (%)	Expatriate (%)
Brazil	23	100	–
Canada	99	100	–
Greece	86	99	1
Netherlands	100	100	–
Romania	98	100	–
Serbia	90	90	10
Turkey	65	99	1
Total	**80**	**99**	**1**

Table 14: Employees by Employment Type and Gender

	Brazil		Canada		Greece		Netherlands		Romania		Serbia		Turkey		Total	
Employees	F	M	F	M	F	M	F	M	F	M	F	M	F	M	Female	Male
Full-time	7	33	54	300	122	982	3	3	33	200	4	6	58	933	281	2,457
Part-time	–	–	2	2	2	4	1	1	1	1	–	–	3	1	9	9
Total	**7**	**33**	**56**	**302**	**124**	**986**	**4**	**4**	**34**	**201**	**4**	**6**	**61**	**934**	**290**	**2,466**
Permanent	7	33	53	301	109	934	4	4	34	195	4	6	56	921	266	2,395
Fixed-term	–	–	3	1	15	52	–	–	–	6	–	–	5	13	23	72
Total	**7**	**33**	**56**	**302**	**124**	**986**	**4**	**4**	**34**	**201**	**4**	**6**	**61**	**934**	**290**	**2,466**

Note: F: female; M: male.

Table 15: Employee Hire Rates by Age and Gender

Age	Female employees	Male employees
Category	Hire rate (%)	Hire rate (%)
30 and under	4	2
31–45	5	3
46–60	3	2
61 and over	1	–
Total	**13**	**7**

Table 16: Employee Hire Rates by Region and Gender

	Female employees	Male employees	Total
Region	Hire rate (%)	Hire rate (%)	Hire rate (%)
Brazil	–	–	–
Canada	56	63	61
Greece	3	1	2
Netherlands	7	–	3
Romania	–	–	–
Turkey	2	1	1
Total	**13**	**7**	**8**

Table 17: Employee Turnover Rates by Age and Gender

Age	Female employees	Male employees
Category	Turnover rate (%)	Turnover rate (%)
30 and under	1	–
31–45	2	2
46–60	1	1
61 and over	–	–
Total	**3**	**4**

Table 18: Employee Turnover Rates by Region and Gender

	Female employees	Male employees	Total
Region	Turnover rate (%)	Turnover rate (%)	Turnover rate (%)
Brazil	9	9	9
Canada	5	2	2
Greece	1	1	1
Netherlands	–	–	–
Romania	1	3	2
Serbia	–	–	–
Turkey	7	7	7
Total	**3**	**4**	**4**

OUR CONTRACTORS

We regularly partner with contractors, particularly during the construction of new projects (such as Lamaque and Skouries) and when significant investments are made to our existing operations (such as Olympias Phase II). These partnerships enable us to draw on short-term labour and leverage specific construction expertise that may not be readily available within our own workforce. Doing so also allows us to focus on our core business, while supplementing expertise, experience and labour.

All contractors that work on our sites must adhere to Eldorado's governance policies, including our Code of Business Conduct and Ethics, and our Human Rights, Environmental, Health and Safety policies. Contracting companies are required to implement systems or procedures that, at a minimum, meet our requirements for social and environmental performance, including the non-discrimination, freedom from forced labour, and security provisions of our Human Rights Policy.

WORKING WITH LOCAL CONTRACTORS AT EFEMÇUKURU

Everywhere we operate we seek to work with local contractors in order to contribute to regional economic development and improve opportunities for local communities. When beginning operations at Efemçukuru in 2011, we helped local villagers establish an independent transportation company to bring workers to and from our site. Today, Kızıldağlılar Ltd. Şti. employs 57 people and owns 40 vehicles that provide transportation to our workers as well as school children and visitors near Efemçukuru.

Examples of our contractor activities include:

Activity	Description	Examples
One-off major projects	Significant capital-intensive projects, where short-term contract labour is hired for the duration of the project	Mine construction at Skouries and Lamaque Mine development at Tocantinzhinho and Certej
Specialized projects	Minor to major projects, using skills, equipment and/or labour not typically available in the typical mine workforce	Construction of the Kokkinolakkas tailings facility at Stratoni Diamond drilling at exploration sites
Major support services	Full-time services for important non-mining work	Catering and employee transportation services at Kışladağ and Efemçukuru Private security services at all sites
Minor support services	Part-time support services	Office cleaning *Ad hoc* professional services (auditors, lawyers, consultants, etc.)

Table 19: Contractors by Gender and Region

Region	Percentage female (%)	Percentage male (%)	Total contractors
Brazil	8	92	83
Canada [1]	13	87	300
China	100	–	2
Greece	19	81	527
Netherlands	–	–	–
Romania	–	100	64
Serbia	–	–	–
Turkey	5	95	592
Total	**11**	**89**	**1,568**

Table 20: Contractors by National Representation

	Local (%)	National (%)
Brazil	55	100
Canada [1]	100	100
China	–	100
Greece	43	100
Romania	100	100
Turkey	46	100
Total	**58**	**100**

TRAINING EMPLOYEES AND SKILLS DEVELOPMENT

As our industry and the societies in which we conduct business evolve, it is important that our employees have the knowledge and skills needed to fulfill their roles and responsibilities efficiently, effectively and with care for the environment and those around them.

Technological innovations present opportunities to improve our business, and we rely on our workforce to develop the skills needed to take advantage of such opportunities. That is why developing workforce capacity and conducting regular training across all of our sites is an ongoing priority. The majority of our workforce comes from local communities and the regions surrounding our mines, and they often have no prior mining experience. We believe there are significant socio-economic benefits to building a local workforce and economy, and we invest in relevant training and development initiatives to improve the productivity and safety of our employees.

At each site, training and employee development is the responsibility of our Human Resources teams. Eldorado's Vice President, Human Resources is responsible for training and development.

Table 21: Employee Training Hours by Gender, Seniority and Region

	Vice Presidents & above		Senior managers/ Directors		Managers		Professionals	
Region	**Female**	**Male**	**Female**	**Male**	**Female**	**Male**	**Female**	**Male**
Brazil	–	–	–	–	–	–	144	16
Canada	–	–	–	24	3	725	615	762
Greece	–	–	40	28	222	1,167	958	5,160
Romania	–	–	–	16	–	–	104	232
Serbia	–	–	–	–	1	1	2	3
Turkey	15	4	–	49	3	262	424	4,745
Total	**15**	**4**	**40**	**117**	**229**	**2,154**	**2,247**	**10,917**

(1) Contractor numbers for Lamaque have been estimated based on contractor man-hours worked.

WORKING WITH COMMUNITIES

We are deeply connected to the communities where we operate. Partnering with our neighbours, government authorities and suppliers allows us to improve health, education, community infrastructure and services. By working together, we can create long-lasting, inclusive and sustainable value beyond the life of our mines.



Efemçukuru, Turkey.

SUPPORT FROM LOCAL AND REGIONAL COMMUNITIES

Mining is an inherently social activity as workers, communities and companies cooperate to generate shared value. From the initial stages of exploration to the eventual reclamation and rehabilitation of a mine site, Eldorado relies on the relationships we have with our stakeholders to ensure that the opportunities created by our operations produce socially inclusive and sustainable development for the communities in which we work.

The communities near our sites experience the most direct social, environmental and economic impacts of our business. By providing competitive wages and benefits, prioritizing local procurement, contributing our fair share of taxes and royalties, and investing in community programs and infrastructure, we work hard to support the development goals of our host communities and governments.

Providing clear and transparent benefits to local communities and governments is an integral part of our strategy for gaining support. We work to make positive social and economic impacts in local communities, and make all legally required payments to governments in a way that is transparent to all stakeholders. Through public communications and disclosures, we reduce risks associated with unclear or poorly distributed business and community investments, and we encourage governments to engage transparently with their citizens when distributing public funds or making regulatory decisions related to mining.

We address concerns related to the environmental impacts of our operations openly and transparently. Our primary strategy for addressing these concerns is to operate in accordance with all applicable environmental standards and laws and, where possible, adopt best-available technologies. We do so by implementing strict environmental controls and monitoring systems, and by designing and constructing our mines to adhere to domestic regulations as well as leading international standards and practice for environmental health and safety. We also work to communicate our environmental practices to all stakeholders, and engage openly with local communities and governments on issues such as noise, air pollution/dust, road traffic and transportation, water quality and tailings management. By operating transparently, we work with stakeholders to address the negative impacts of our business and provide a fact-based understanding of all our environmental impacts. For more information, please see the "Respecting Our Environment" section of this Report.

At sites, community/public relations teams work with environmental management teams, operations, exploration and human resources personnel to engage with communities and governments across a broad range of issues. Mine General Managers and country Vice President & General Managers are responsible for community and government relations. Eldorado's Vice President, European Strategy & Corporate Sustainability and Director, Communications and Government Relations work with our in-country teams to develop and maintain support from local communities and governments at all levels. Eldorado's President & CEO is ultimately responsible for attaining the Company's support from communities and governments.

Although the Company works to achieve support from all stakeholders, differences in perceptions and attitudes towards mining and sustainable development vary among individuals and governments. We encourage constructive and peaceful dialogue among all stakeholders regarding the social, environmental and economic impacts of our business.

EARNING OUR WELCOME IN HALKIDIKI

Since acquiring the Kassandra Mines in 2012, we have worked with local communities and governments to build support for our investments by contributing to the sustainable development of the Halkidiki region.

Eldorado is the largest employer in Halkidiki, and one of the largest foreign investors in Greece.

Relationships with local communities in Halkidiki are generally favourable, and our workforce has historically been a strong advocate for our business in this region.

In 2018, we began to implement a new community investment framework in Greece designed to target community investments that better align with the sustainable development needs of local communities. Our goal is to improve the effectiveness and transparency of our community investments to gain a broader recognition of the value of our social and economic impacts among local communities and government leaders.



Eldorado supported upgrades to the boardwalk in Olympiada.

ENGAGING WITH STAKEHOLDERS

Trust, honesty and transparency are fundamental to every relationship we have with our stakeholders, and these relationships enable us to follow through on our promises and operate responsibly. Building and maintaining these relationships requires us to listen to our stakeholders and identify mutually agreeable solutions. Our reputation is built by our actions, and our sound record of responsible operations helps us foster trust, strengthen relationships and continue to create stakeholder value.

Engaging with stakeholders to communicate our challenges and successes and to address their concerns allows for constructive dialogue and produces better outcomes. Understanding our impacts and how we can continuously improve our operations requires open discussions with a diverse range of stakeholders. Our teams make concerted efforts to meet with local communities and other stakeholders in ways that reflect local cultures. For example, at Kışladağ and Efemçukuru our community relations teams frequently visit local coffee and tea houses that act as hubs of public life for community members. The conversations we have with our neighbours in these informal settings allow us to engage with our stakeholders in a way that respects their traditions and builds strong relationships.

"OPEN SPIRITS" COMMUNITY ENGAGEMENT IN GREECE

In an effort to build more direct relationships with community members, we created the "Open Spirits" community engagement program at the Kassandra Mines in 2018. The program is inherently informal, and is based on our community engagement teams spending time with community members in local shops, restaurants and other public spaces. These open, unstructured and informal conversations are opportunities for community members to ask questions about our activities, discuss their concerns, or simply share time with their neighbours.

THE LAMAQUE FOLLOW-UP COMMITTEE

Our Lamaque project hosts regular meetings with local community members through its "Follow-up Committee."

Composed of community representatives, including representatives from local First Nations communities, the Follow-up Committee provides a venue for Eldorado to provide updates about the project and hear about opportunities, challenges and concerns faced by local communities.

The Committee is able to provide input towards our plans, and we work to incorporate the feedback we receive to mitigate our impacts and improve our performance. In 2018, we worked to address issues such as transmission line placement, noise mitigation and local and First Nations employment opportunities.

Eldorado's "Escaude" community volunteers at the Eldorado Blues Festival, Lamaque, Canada.


eldoradogold
LAMAQUE

Table 22: Local Impact Assessment and Management Tools

2018	Brazil		Canada	Greece				Romania	Turkey	
	Tocantinzinho	Vila Nova	Lamaque	Olympias	Stratoni & Mavres Petres	Skouries	Perama Hill & Sapes	Certej	Kışladağ	Efemçukuru
Formalized stakeholder mapping	No	No	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes
Social impact assessment	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	No	Yes
Public disclosure of impact assessments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes
Local community development programs	Yes	No	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes

Engaging with Indigenous Peoples

Indigenous peoples, including First Nations peoples in Canada, are often greatly impacted by mining. In Canada, the mining industry is the single largest employer of First Nations peoples and contributes to the sustainable development of Indigenous communities across the country. As identified by the Truth and Reconciliation Commission of Canada, Canada's private sector has an important role to play in helping to reconcile historical injustices faced by Indigenous peoples. As a Canadian mining company, Eldorado has a responsibility to meaningfully consult First Nations communities and provide equitable access to employment, training and educational opportunities.

Our community relations team at Lamaque works with local First Nations, contractors and educational institutions to provide training and employment opportunities to Indigenous peoples. The General Manager of the Lamaque project is responsible for First Nations engagement in Québec.

While Eldorado does not have an Indigenous peoples policy, our Human Rights Policy states that Eldorado and its subsidiaries will "respect the rights of local and Indigenous communities near our sites of operation and ensure that all relevant stakeholders are engaged and measures taken to respect their rights." Further, our Environmental Policy states our commitment to consult with communities of interest. We continue to strengthen our relationships with First Nations communities near our Lamaque project and are committed to the relationships we have built.

Table 23: How We Interact with Stakeholders

Region	Ways we interact with stakeholders
Employees	• Corporate, regional and site personnel engagement • Employee newsletters, social media and email • Workplace health and safety committees • Performance and development reviews • Training sessions
Shareholders	• Annual shareholder meeting • Quarterly conference calls to discuss results • Frequent one-on-one or group meetings • Shareholder Engagement Policy
Government	• Ongoing communication and dialogue at municipal, regional and national levels • Communication with supporting international governmental associations (International Monetary Fund, European Bank for Reconstruction and Development, Export Development Canada, etc.) • Engagement with governments through industry associations
Suppliers, contractors and purchasers	• Ongoing communication and dialogue between representatives • Performance reviews • Due diligence assessments
Industry associations	• Membership in industry associations such as the International Cyanide Management Institute, WGC, MAC, and the Canadian Mining Innovation Council; we also participate in several working committees, such as MAC's International Social Responsibility Committee and Public Affairs Committee
NGOs	• Meetings and collaborations with NGOs at both the corporate and regional levels • At Kışladağ, Efemçukuru, the Kassandra Mines and Lamaque, we established independent environmental committees that include representatives from NGOs and civil society
Communities	• Ongoing community engagement activities, including collaborative community projects • Engaging with Indigenous communities in Canada to increase employment opportunities • Community of Interest meetings • Neighbourhood meetings • Site tours for local residents, students and interested parties • Regional newsletters, local media and social media

COMPLAINTS AND GRIEVANCES

We believe that conducting business honestly and respectfully requires open communication between our sites and stakeholders. This is essential when managing disputes regarding our activities and relationships. When grievances are raised, we act and respond with due diligence, and effective grievance mechanisms play an important role in governing and remediating any impacts.

As part of our Code of Business Conduct and Ethics, we have a Whistleblower Policy that allows any stakeholder – internal or external – to confidentially report any concerns about our financial statements, accounting practices, internal controls or any suspected or known illegal behaviour that violates laws, government regulations or our Code.

Concerns can be submitted anonymously and are managed by an external whistleblower reporting agency. Eldorado's Audit Committee Chair and Corporate Secretary oversee all submissions and investigations.

In addition, each of our operations has established various mechanisms for receiving and responding to external grievances. However, as part of Eldorado's commitment to implement a framework consistent with the Voluntary Principles, we are refining our approach to monitoring, documenting and reporting on community feedback – including grievances – in order to improve the way we track and respond to stakeholder concerns. In 2016, we finalized our global Grievance Mechanism Directive, which outlines Eldorado's minimum expectations for identifying, classifying, responding to and reporting grievances. In 2017, our sites and regions worked towards adopting and aligning existing grievance mechanisms with this Directive.

In 2018 we worked to fully implement Eldorado's Global Grievance Mechanism Directive by creating online portals through which stakeholders can submit grievances. While we worked to develop such systems at all of our sites, our Greek operations were unable to complete this process in 2018 due to compliance risks associated with the EU's General Data Protection Regulation. As a result, we have modified our systems and are working to implement an online mechanism in Greece in 2019.

CONTRIBUTING TO REGIONAL ECONOMIC DEVELOPMENT

Our mining projects invest in local, regional and national economies and create positive social and economic impacts for a wide range of direct and indirect stakeholders. Direct jobs are created at the mines themselves, while indirect jobs are created throughout the industry supply chain. By purchasing over 95% of goods and services from domestic suppliers, we contributed $453 million to local and national economies in 2018, thus supporting domestic industries ranging from tourism and manufacturing to service sector businesses such as lawyers and accountants.

The direct jobs we create by hiring local and national contractors and employees produces increased demands on services (shops, restaurants, hotels, schools, hospitals, etc.) throughout the regional economy surrounding our mines. The International Council on Metals and Mining ("ICMM") estimates that for each direct mining employee, three to five people may be employed indirectly elsewhere in the host country's economy. Furthermore, studies by the ICMM indicate that for every $1 of economic activity invested by a mining project, an additional $3 or more is generated elsewhere in the host country.

While Eldorado is able to support regional economic development only through employment, community investment and government revenues to the extent that market conditions and the value of our investments allow, we take pride in providing direct and indirect economic value wherever we operate.

Our contributions to regional economic development are conditional upon our ability to invest and operate in a given area. As a result, we work with governments, investors, local communities and other stakeholders to make our contributions to sustainable development possible. Eldorado's President & CEO is ultimately responsible for the Company's business development and investment strategy, with the Board of Directors overseeing business activities that contribute to regional economic development.

The infographic on the following page shows the direct, indirect and induced impacts of a mining project.

GROWING A REGIONAL ECONOMY IN HALKIDIKI

As the largest employer in Halkidiki, Greece, Eldorado employs over 1,500 employees and contractors at the Kassandra Mines, 99% of whom are Greek nationals.

The economic activity generated by these jobs, as well as our procurement of goods and services in northern Greece, makes Eldorado an important contributor to the sustainable development of the region.

Economic Impacts of a Mining Project


DIRECT
impacts result from the development and operation of a mine.
Cash dividends
Share price appreciation
Lodging for mine personnel
Sales of metals
Skills development
Payments to suppliers
Payments for land use
Community projects
Government taxes (personal and corporate)
Royalties
Export revenues
Job creation (mining site)
Salaries
Infrastructure development (installation of power, water, roads)
INDIRECT
impacts result from suppliers purchasing goods and services to meet mine demand.
Mining fleet (trucks and loaders)
Utilities (wider economy)
Job creation (supply chain)
Industrial materials
Transport
Parts, equipment and machinery
Accounting and legal services
Engineering and environmental services
INDUCED
impacts result from employees of both the mine and the supply chain relocating to, and spending their wages in, the local community.
Development of municipal facilities (schools, universities, hospitals, sport centres)
Job creation (wider economy)
Development of local goods and services (shops, grocers, restaurants, leisure activities)
Increased needs for municipal services (police, fire, transport)

INVESTING IN COMMUNITIES

Our assets are located in diverse jurisdictions, each with their own unique cultural and social characteristics. Similarly, our projects differ among our operating regions in size and character, meaning that our specific impacts on society, the environment and the economy vary from project to project.

Our approach to community investment is therefore site-specific, while maintaining the core principles of inclusion and transparency. Engaging with local stakeholders to understand our impacts as well as their goals for the sustainable development of their communities, is essential to how we identify and implement community investment projects.

Each project is responsible for its own community investment initiatives, with the exception of the Kassandra Mines that acts as a singular community investment unit on behalf of Olympias, Stratoni and Skouries. Community investment projects are first assessed and then implemented by our community relations and public relations teams at each of our sites. Mine General Managers and country Vice President & General Managers are responsible for overseeing community investment projects and their contributions to sustainable development. Eldorado's COO and the Vice President, European Strategy & Corporate Sustainability support in-country teams in developing frameworks that optimize the efficacy of our community investments.

Eldorado is proud of the contributions we have made to culture, education, health and safety, the environment and infrastructure in the communities we operate. We have successfully increased access to education for communities near our Turkish operations, rehabilitated and restored natural environments in Greece and Brazil, and supported arts and culture everywhere we operate. While identifying and implementing meaningful community investment has been a challenge in Greece due to local and regional political environments, Eldorado's new Community Investment Framework and "Open Spirits" community engagement program has allowed the Company to better understand our impacts on local communities and create positive opportunities for dialogue and collaboration. For more information, please see pages 60 and 67 of this Report.

Table 24: Payments to Communities and Community Investments ($USD millions)

	Brazil	Canada	Greece	Romania	Turkey	2018 Total	2017 Total
Payments to communities and community investments	1.00	0.19	1.63	0.07	0.79	**3.68**	**4.18**

Children receive school supplies, Efemçukuru, Turkey.



Our community investments and payments to communities focus on infrastructure, health and well-being, education and training, scholarships, donations, and investments toward preserving or rehabilitating the local environment. They also include support to civil society organizations (excluding expenditures related to advertising or publicity).

ELDORADO'S COMMUNITY INVESTMENT FALLS BROADLY UNDER THE FOLLOWING CATEGORIES

EDUCATION

Childhood, youth and adult continuing studies initiatives as well as research and education initiatives relevant to the mining sector

HEALTH AND SPORT

Improved quality and access to local health care services that can operate independently and sustainably, and recreational projects and sport clubs that promote healthy and active lifestyles

EMPLOYMENT

Programs and projects that are proven to generate long-term and sustained employment for local communities, together with socio-economic benefits for the area

COMMUNITY DEVELOPMENT

Capacity-building and physical infrastructure that support community needs and a post-mine economy

ENVIRONMENT

The protection and preservation of the natural environment around our mines

ARTS AND CULTURE

The culture and diversity of local communities, including the preservation of heritage and the promotion of local traditions and practices



Eldorado supports the opening of the Folk Museum in Stratoniki, Greece, which presents the history of the region, including mining.

2018 COMMUNITY INVESTMENT HIGHLIGHTS

We are proud to partner with our neighbouring communities to invest in their social, economic, cultural and environmental well-being. By doing so, we can mitigate the social and environmental impacts of our activities and contribute to the SDGs in the areas where our business has the greatest impacts.

KIŞLADAĞ – UŞAK PROVINCE, TURKEY

At Kışladağ, we continue to make investments that generate economic and social development. We have sought to support local culture by making donations to the repairs of a local mosque as well as an archeological excavation near the town of Ulubey. Other investments include the donation of sports equipment to 32 local schools and the donation of two waste removal trucks to the town of Ulubey.

EFEMÇUKURU – IZMIR PROVINCE, TURKEY

Our community investments at Efemçukuru focused on infrastructure, education and agricultural development in local communities. Specifically, we worked to construct roadways and retaining walls that improve safety for local travellers and facilitate transportation through local villages. We also provided bus services to school children in local communities, making it easier and safer for children to attend school. By donating school supplies and other educational needs to local primary school students, we continue to promote access to education at Efemçukuru. Additionally, our agricultural investments support local vineyards.

KASSANDRA MINES – HALKIDIKI, GREECE

In 2018, Eldorado's community investments at the Kassandra Mines were focused on education, culture and economic development. We launched a new program called the "Young Scientists in the Aristotle Municipality," which provides 130 local school children and youth the opportunity to learn about robotics and other technologies with the assistance of a local educational organization. Over 700 students visited our sites to learn about mining, and our summer internship program continued to give Greek students the opportunity to gain experience and improve their employment possibilities by working at our sites. Other initiatives included donations to the Folk Museum of Stratoni, which opened in 2018, the provision of primary health services to local communities and the support of sports programs.

We continue to support the Areo-club of Thessaloniki's efforts to monitor wildfires in northern Greece, and gave our immediate support to the victims of wildfires in East Attica during the summer of 2018.

CERTEJ – WESTERN ROMANIA

In 2018, we contributed to infrastructure development, education and sports in local communities. We invested in road construction in local villages and in improving infrastructure for persons with disabilities. We also donated meals for school children, and supported local sports programs.

LAMAQUE – QUÉBEC, CANADA

Throughout 2018, we made investments in local cultural, education and social development programs at Lamaque. Our sponsorship of the Val d'Or Blues Festival helps support this important cultural event each summer. Further community investments targeted local hospital and mental health initiatives. We are proud to work with local First Nations communities near Lamaque and continue to support cultural and educational initiatives. During Eldorado's first full year of ownership, our Lamaque team has been recognized by various associations within the province of Québec for their community investment programs and contributions to regional sustainable development.

TOCANTINZINHO – PARÁ STATE, BRAZIL

Our community investments near Tocantinzinho are focused on providing infrastructure, government capacity and health and safety to local communities. We donated construction materials for two police stations in local communities, providing officers with appropriate accommodations and strengthening the rule of law in these remote areas. We also provided support for malaria control programs and educational materials for schools in local communities.



RESPECTING OUR ENVIRONMENT

We carefully plan, design and build operations to minimize our environmental impacts, and work with host communities and governments to ensure that our operations meet acceptable standards of practice and adhere to regulations. By investing in best-available technologies and implementing leading environmental practices, we seek to safely manage tailings and waste, restore disturbed land, reduce our water and energy consumption and protect the ecosystems surrounding our sites.

Nursery at Olympias in Greece

COMPLYING WITH ENVIRONMENTAL STANDARDS AND LAWS

Mining, by its very nature, impacts the natural environment. We work to avoid, minimize or, at the very least, manage the environmental effects of our operations throughout the life cycle of our mines. We recognize the benefits to human health, social well-being, environmental sustainability and economic development that come from placing nature at the forefront of business decisions, and continue to build our relationships based on shared environmental protection beliefs.

Adhering to environmental standards and laws is fundamental to our business as a responsible mining company. Before we begin exploration, we consider environmental regulations and work to align our practices to meet, and in many cases, exceed all legal requirements.

ENVIRONMENTAL IMPACT ASSESSMENTS

As our projects advance, we conduct environmental impact assessments ("EIAs") to evaluate the potential impacts of a project on the environment and those who depend on it. As part of permitting, we submit environmental impact mitigation plans to regulators and work with a wide range of stakeholders to understand, assess and mitigate our impacts.

Once completed, EIAs are comprehensive documents that include baseline studies used to assess the current state of the environment at the proposed mine site. They also identify the potential effects of our planned activities and outline steps to minimize any identified risks. EIAs require extensive consultation with local communities as well as considerable input from technical and environmental experts.

ENVIRONMENTAL COMPLIANCE

Environmental laws and regulations vary in each of our operating jurisdictions, and we rely on our in-country teams to understand regulations and align our operations with all legal requirements. Although standards and regulations vary by region, we also align our operations with international best practices and standards, including MAC's TSM framework and the ISO 14001 Environmental Management System Standard at Kışladağ, Efemçukuru, Olympias and Stratoni. We are currently studying ISO 14001 certification at Lamaque.

In-country teams communicate regularly with environmental agencies and authorities to maintain compliance with all regulations, and environmental authorities frequently visit our sites to conduct reviews of compliance. We self-report minor and major environmental incidents internally, and consider any incident that violates applicable regulations a "major" incident, regardless of the consequences.

In 2019, Eldorado received notice of a fine imposed by the Environmental Inspectorate of north Greece following an audit report of the Kassandra Mines dated August 24, 2018. The value of the fine is €355,000. The Company is disputing the basis of this fine.

Everywhere we operate, Eldorado seeks to adhere to all applicable environmental standards and regulations.

Eldorado recorded zero major environmental incidents and no reportable environmental spills in 2018.

Environment teams located at each of our sites are responsible for the day-to-day oversight, implementation and management of our environmental policies, programs and activities. Each team reports directly to its mine General Manager and country Vice President & General Manager, who in turn report to Eldorado's COO. The COO annually sets environmental objectives and targets, and reviews environmental performance on a weekly basis.

Eldorado's President & CEO is ultimately accountable for our environmental performance. At the Board level, the Sustainability Committee has oversight of all environmental activities.

ENVIRONMENTAL MANAGEMENT SYSTEMS

We have achieved certification under the ISO 14001 Environmental Management System Standard at our Kışladağ and Efemçukuru mines in Turkey and at our Halkidiki assets in Greece. The overall aim of ISO 14001 is to support environmental protection and prevent pollution. ISO 14001 represents a stringent guideline created to help organizations achieve environmental goals, using a structured approach that enables consistent environmental performance over time.

We continuously improve performance through training and oversight, and demonstrate our performance through regular audits and reporting. Every newly recruited employee, including the personnel of suppliers and contractors, must complete environmental training, and existing employees are provided with ongoing environmental training to keep their environmental knowledge up to date.

Environmental monitoring at Kassandra Mines in Greece.


HORIBA

ENVIRONMENTAL MONITORING

To maintain our compliance with all applicable standards and laws, environmental management systems and environmental regulations, Eldorado regularly monitors air, soil and water quality as well as noise levels and energy use at our projects and operations. Our extensive environmental monitoring allows us to constantly evaluate the effectiveness of our practices and establish benchmarks against which further technical and technological improvements can be measured.

SAFELY MANAGING TAILINGS

Mine tailings storage facilities pose one of Eldorado's largest potential social, environmental and economic risks, and the Company takes great care to manage all tailings facilities in accordance with standards and regulations and to align our designs and operations to international leading practices in order to mitigate risks associated with tailings storage.

Throughout the mine planning and development process, our engineering and technical teams assess the location surrounding our mine, the characteristics of the ore body and jurisdictional environmental regulations to determine the appropriate mining method. The selected mining method for a project will also influence the type of tailings management system the project will employ. For example, at our Kışladağ mine, the low gold grade of the ore body is favourable to bulk tonnage mining methods, leading Eldorado to select heap leaching as the most economic option under existing market conditions. Heap leaching does not produce "tailings" in the traditional sense, as once gold is extracted from the leach pad, the remaining waste rock is already stabilized and contained. Conversely, a high-grade ore body such as Olympias is favourable to milling and flotation methods of processing that produce tailings. With these considerations, our engineering and technical teams must then determine the most appropriate way to safely store and manage tailings that may be produced.

When planning and designing a tailings facility, Eldorado is guided by international leading practices that result in the lowest possible risks to human health and the environment. Our teams work with technical and environmental experts, government authorities and local communities to design and construct tailings management facilities that minimize our impacts and potential impacts.

Eldorado's Engineering, Capital Projects and Technical Services departments are responsible for tailings facility design and construction and for determining and developing the physical composition of tailings. Eldorado's COO is responsible for overseeing the operation of tailings management facilities.

Ultimately, Eldorado's President and CEO is responsible for the Company's tailings management practices, and the Sustainability Committee has oversight of tailings management at the Board level.

INDEPENDENT MONITORING COMMITTEES

As part of our commitment to transparency and accountability, all of our operating sites have established independent environmental committees. These external committees include academics, scientists and representatives from local authorities. Committee members collect environmental data from the site and submit it to third-party laboratories for testing to confirm independence and accuracy. This approach has helped strengthen our credibility by providing our stakeholders with additional and accredited third-party information.

At Efemçukuru, an independent monitoring committee visits the site each month to collect nearly 50 different samples from water and soil sources on site and in local communities. The 17-person committee comprises representatives from eight separate government agencies.

TAILINGS AND WASTE MANAGEMENT

Mining generates various forms of waste, including overburden, waste rock, tailings, slag, mine water, sludge and refuse. The largest portion of waste comprises waste rock – material that is extracted from the mining area in order to access ore and which has no economic value.

We sort and classify all the waste we generate as being either hazardous or non-hazardous, in line with environmental and industrial waste regulations. Eldorado considers the potential environmental impacts of all waste, and stores or disposes of waste accordingly. Depending on the type of waste generated, we develop and implement management programs suitable for minimizing risks to the environment or human health. For example, at Efemçukuru, where waste rock has acid rock drainage potential, storage areas are lined and seepage is collected and treated before disposal. Where waste rock does not pose any toxicity risk, such as at Olympias, it is partially reused for mine backfill.

Waste management activities and objectives represent significant elements of our ISO 14001 environmental management systems. As per local regulations in each of our operating jurisdictions, we record all disposed waste types and quantities in legal disposal documents that are submitted periodically to host governments. We conduct due diligence on our waste disposal contractors, and periodically visit disposal and recycling contractors to evaluate their environmental practices.

Table 25: Total Amount of Waste Rock, Tailings and Sludge Produced

2018	Overburden (t)	Rock (t)	Tailings (t)	Sludges (t)	Total
Kışladağ	–	11,406,698.9	–	3,187.5	**11,409,886.4**
Efemçukuru	–	280.7	439,658.8	350	**440,289.5**
Lamaque	–	376,937	70,932	–	**447,869**
Olympias	–	21,168	200,209	–	**221,377**
Stratoni & Mavres Petres	–	71,450	109,640	43,481	**224,571**
Skouries	–	–	–	–	**–**
Tocantinzinho	–	–	–	–	**–**
Vila Nova	–	–	–	–	**–**
Certej	–	–	–	–	**–**
Total	**–**	**11,876,534.6**	**820,439.8**	**47,018.5**	**12,743,992.9**

We also have comprehensive tailings management systems at Efemçukuru, Stratoni, Olympias (the Kokkinolakkas tailings management facility) and Vila Nova. These include:

- Plans and procedures that identify clear roles, responsibilities and communication channels for personnel responsible for tailings management
- Ongoing training of personnel responsible for tailings management
- Operational controls such as real-time monitoring of tailings facilities, routine inspections, risk assessments and regular maintenance programs
- Emergency preparedness and response plans
- The periodic review of tailings facility design, construction, operation and closure plans to facilitate ongoing relevance and alignment with current best practices
- Oversight from the corporate head office to verify the completion of any updates or corrective actions and to identify opportunities for shared learning across Company operations

Our tailings facilities regularly undergo independent reviews and third-party inspections by experts and government authorities. These reviews assess the stability and structural integrity of our tailings facilities, and note any improvements that should be made in order to further mitigate risks. In 2018, all of our tailings facilities underwent third-party reviews.

Our Vila Nova tailings storage facility in Brazil underwent an independent audit and an inspection by Brazilian government authorities in March 2019, and no safety risks were found.

We are further strengthening our management approach by implementing MAC's TSM Tailings Management Protocol, which is based on a "plan, do, check, act" system of continuous improvement.

Installation of the four-layer impermeable liner at the Kokkinolakkas tailings management facility, Greece.



IMPLEMENTING LEADING PRACTICES – DRY STACK TAILINGS

Tailings are created when mined ore is processed through water-based solutions in order to separate valuable metals from surrounding rock. Once metals are separated and collected, the remaining mixture of water, waste rock and chemicals result in an uneconomic material that must be stored securely.

Typically, tailings are stored in their liquid or wet form within purposefully constructed tailings dams. While properly constructed and maintained wet tailings facilities pose few risks, the liquid nature of the tailings means that any failure of the containment structure may result in tailings escaping into the surrounding environment.

An increasingly common method of tailings management is dry stack tailings technology. Dry stack tailings are produced by removing much of the water from tailings through filter-press technology. As water is separated from the remaining waste materials from the metallurgical process, a damp, sand-like material is left behind. Water is then recycled for further use in mining operations or treated and discharged into the environment, while tailings are transported and stored in tailings management facilities ("TMFs").

Safely storing dry stack tailings involves constructing facilities that insulate the surrounding environment, preventing tailings from entering or leaching directly into the soil or surrounding water sources. Tailings are then layered and compressed with heavy machinery in order to stabilize the material. Leading facilities such as Eldorado's Kokkinolakkas TMF at the Kassandra Mines make use of water diversion channels, multi-layer liners, and advanced 24/7 monitoring technologies to maintain the integrity and stability of tailings materials.

Eldorado currently produces dry stack tailings at our Efemçukuru, Olympias and Stratoni mines (stored at the Kokkinolakkas tailings facility), and is studying the technology for future use at Lamaque. Kışladağ does not produce tailings.

BENEFITS OF DRY STACK TAILINGS VS. CONVENTIONAL TAILINGS

- Reduces the project footprint
- Reduces the need for external water as filter-press process water is recycled
- Allows for continuous reclamation
- Makes reclamation of the tailings area at the end of mine life faster and easier
- Increases safety and stability during a seismic or flood event, due to the higher solids content
- Creates more jobs to operate the plant and tailings area

Table 26: Tailings Facilities by Storage Method and Construction Method

Site	Tailings type	Facility construction (e.g. upstream, downstream)	Most recent review	Life cycle
Kışladağ	Heap leach pad, waste rock stockpile (dry stack materials)	Heap leach pad, waste rock stockpile (dry materials)	2014	In operation
Efemçukuru	Dry stack tailings	Downstream	2018	In operation
Olympias and Stratoni (Kokkinolakkas TMF)	Dry stack tailings	D/S embankment: Downstream U/S embankment: Axial (Centreline)	Independent inspections are conducted quarterly	In operation
Lamaque (Sigma Tailings Storage Facility)	Slurried tailings (dry stack being considered)	Upstream embankment with reinforced rock buttressing	2018	In operation
Skouries	Seeking permitting for dry stack tailings	Downstream	Not yet constructed	Designed
Vila Nova	Slurried tailings	Downstream	2018	Under care and maintenance

THE KOKKINOLAKKAS TAILINGS MANAGEMENT FACILITY

The Kokkinolakkas TMF is a state-of-the-art facility designed to safely and securely store dry stack tailings produced by our Olympias and Stratoni mines. The $100 million newly constructed facility employs a multi-layer impermeable liner, 24/7 monitoring systems, and water diversion and containment systems to maintain the structural integrity of the dry stack tailings. The facility is designed to withstand major seismic events.

ADVANCING RECLAMATION

In order to operate our business, contribute to the sustainable development of local communities and host countries, and produce the materials that advance green technologies world-wide, we need to disturb land at our project sites to construct and operate our mines. Land disturbance poses a significant impact on local environments and local communities, so we design and construct our projects to minimize land disturbance while prioritizing a safe working environment for our employees and contractors.

Although we have impacts on local environments due to land disturbance, many of these impacts can be reversed through environmental reclamation practices, such as de-constructing facilities that are no longer needed, treating contaminated soil, and re-vegetating areas where trees and/or other plants were removed.

We reclaim land on an ongoing basis at all of our operations, meaning that once land is no longer needed, we begin restoring it to its previous condition. At some sites, such as Olympias, we are currently working to reclaim land that was left disturbed by previous operators. We also work to restore parks, marine environments and other environmentally damaged areas surrounding our operations. For example, in 2018 we worked with government authorities in Brazil to restore Utinga State Park and conduct environmental reclamation works at Lake Bologna, transforming these previously degraded ecosystems into welcoming environments for locals, visitors and wildlife.

Our environment teams at each site conduct reclamation activities, which are overseen by site General Managers. Eldorado's COO is responsible for the reclamation of disturbed land.

Ultimately, Eldorado's President & CEO is responsible for advancing environmental reclamation, and these activities are overseen by the Sustainability Committee at the Board level.

ADVANCING RECLAMATION AT THE KASSANDRA MINES

As part of Eldorado's reconstruction and operation of the previously existing Olympias and Stratoni mines, the Company is committed to reclaiming and restoring land that was left polluted by previous operators.

At Olympias we are currently reclaiming three separate areas: a 300-acre historic tailings pond as well as historic arsenopyrite and waste rock stockpiles that have historically produced acid rock drainage. Reprocessed tailings and other contaminated materials are being safely stored at the Kokkinolakkas TMF.

In order to re-vegetate reclaimed land at the Kassandra Mines, Eldorado constructed the 15-hectare Olympias nursery, which is home to over 250 plant species and provides vegetation for all our of reclamation projects in Greece. The nursery now operates as an independent business, employing over 20 people and providing plants for landscaping needs throughout Greece.

To learn more, please see this video on our reclamation programs.

Reclamation efforts at the Kassandra Mines, Greece.



Table 27: Total Amount of Land Disturbed and Restored (ha)

2018	Total land disturbed and not yet rehabilitated *Opening balance*	Total amount of land newly disturbed within the reporting period	Total amount of land newly rehabilitated within the reporting period to the agreed end use	Total land disturbed and not yet rehabilitated *Closing balance*
Kışladağ	800.9	–	8.8	792.1
Efemçukuru	29.6	6.3	–	35.9
Olympias	27.1	–	3	24.1
Stratoni & Mavres Petres	62.2	–	3.6	58.6
Skouries	151.1	3.5	2.6	152
Tocantinzinho	316	5	–	321
Vila Nova	87	–	–	87
Certej	2	4.9	3.9	3
Total	**1,475.9**	**19.7**	**21.9**	**1,473.8**

A worker tills soil at the Efemçukuru vineyard, Turkey.


ÜPRAG

REDUCING WATER WITHDRAWALS

Access to water is critical to our mining operations and the communities in which we operate. Clean and readily available water also maintains the well-being of ecosystems and agricultural land. Using water responsibly is a key area of focus for Eldorado's operations, and it is essential to our environmental stewardship and relationships with local stakeholders.

WATER USE AT OUR MINES

Water availability and access are critical for our mining operations. We use water for mineral processing, dust suppression, slurry transport and personal consumption, and so the responsible management of water resources is essential to our long-term sustainable development. Effective water management and recycling practices help limit our reliance on water sources, and effective governance ensures that water discharges fall within the parameters of our permits and licences. While we do not set quantitative targets regarding water consumption, we strictly control water use across all of our sites, and each operation has implemented practices that reduce, reuse and recycle water.

Water use is continuously monitored using flow meters, and we regularly take water quality samples from groundwater and surface water sources within and around our sites. We compare water quality results with the limit values set out in pertinent regulations and our operating permits, and we share these detailed results with regulators and government, typically on a quarterly basis.

Water availability varies by site. At Stratoni, Olympias and Skouries in Greece, groundwater flowing into our underground mines provides the majority of water we need to operate, with small additional volumes collected via rainwater and municipal supplies. For our operations that have limited access to water, such as Kışladağ in Turkey, we have implemented an extensive water conservation and recycling program to reduce our need to withdraw water. The Kışladağ water treatment plant treats up to 5,000 m^3 of surface water per day from the waste rock dump and groundwater from the open pit.

Recycled water makes up the majority of our water use, particularly at those sites where we have zero water discharge requirements, such as Skouries. Recycled water is used for mineral processing, dust suppression and slurry transport as well as throughout our leach pad areas and adsorption, desorption, recovery ("ADR") carbon plants.

All water that comes into contact with our sites is treated and tested before being used or discharged back into the environment (e.g. rivers, lakes and reinjection into groundwater) where regulations allow.

Our reported water efficiency is not a true reflection of site water use or its correlation to production. In reality, due to the need to dewater our mines, we withdraw far more water than we use, and consequently our actual water efficiency is much higher. As we continue to improve our data collection and reporting, we are investigating new data sources in order to improve our understanding of water balances and calculate our water efficiency as a matter of water used in production per ounce of gold produced.

Site water treatment plants operate continuously year-round to reduce our reliance on external water sources. Kışladağ uses a leach pad to extract gold from ore; it treats and circulates approximately 50,000 l of water per minute through a closed system, with minor losses attributable to evaporation. Approximately 98% of water used at Kışladağ is reused and recycled.

Other sites, like Skouries, will not allow any contact water to be discharged openly back into the environment. Instead, we use water diversion channels to redirect surface water flows away from the site, and any precipitation or groundwater that enters the site is captured, stored, reused and/or evaporated.

For more detailed information on Eldorado's water use and management practices, please see our annual responses to the CDP's Water Survey, available on the CDP website: cdp.net.

WATER FLOW THROUGH A MINE SITE

The infographic below shows how we find, use, treat and discharge water at our mine sites.


Ore Processing
Water Treatment Plant
2. WATER USE
■ drilling
■ ore processing
■ dust suppression
3. WATER TREATMENT
■ wastewater treatment ponds
■ water treatment plant
Evaporation
Dust Suppression
Open Pit
Mill/Processing Plant
Precipitation
Water Treatment Plant
4. WATER OUTPUTS
■ evaporation
■ water diversion of non-contaminated water
■ releases to aquatic environment
1. WATER INPUTS
■ precipitation
■ surface water
■ groundwater
■ municipal water
Water Storage Pond
River/Lake
Groundwater
Drilling – Water Recirculated
Release to Aquatic Environment

Table 28: Water Recycled and Reused (thousands of m³)

Year	Sites	Water processed by Company water treatment plants	Water recycled and reused	Water recycled and reused (as % of total water use)
2018	Kışladağ	776	26,151	98%
	Efemçukuru	1,156	641	38%
	Olympias	3,048	2,397	44%
	Stratoni & Mavres Petres	3,541	1,044	23%
	Skouries	–	380	50%
	2018 Total	**8,520**	**30,612**	**78%**
	2017 Total	**7,124**	**29,950**	**76%**

Table 29: Total Water Withdrawals (thousands of m³)

Year	Sites	Brackish surface water/ seawater	Fresh surface water	Groundwater – non-renewable	Groundwater – renewable	Municipal supply	Rainwater	Wastewater from another organization	Total
2018	Kışladağ	–	–	–	592	–	–	–	592
	Efemçukuru	–	–	–	1,040	–	–	–	1,040
	Olympias	–	–	–	3,058	–	–	–	3,058
	Stratoni & Mavres Petres	–	–	–	3,550	11	–	–	3,561
	Skouries	–	–	–	380	–	–	–	380
	Tocantinzinho	–	–	–	3	–	–	–	3
	Vila Nova	–	–	–	2	–	–	–	2
2018	**Total**	**–**	**–**	**–**	**8,626**	**11**	**–**	**–**	**8,637**
2017	**Total**	**–**	**–**	**–**	**9,315**	**9**	**77**	**–**	**9,401**

Table 30: Total Water Consumption (thousands of m³)

Year	Sites	Water consumption
2018	Kışladağ	851
	Efemçukuru	1,040
	Olympias	218
	Stratoni & Mavres Petres	296
	Skouries	380
	Tocantinzinho	3
	Vila Nova	2
	Certej	2
	2018 Total	**2,793**
	2017 Total	**3,153**



Water treatment plant at Kışladag, Turkey

Table 31: Water Efficiency (m³/t ore processed)

Year	Kışladağ	Efemçukuru	Olympias	Stratoni	Total
2018	0.0002	0.0021	0.0089	0.0232	**0.002**

MITIGATING AND ADAPTING TO CLIMATE CHANGE

Climate change is an issue of global concern that has the ability to impact our operations, stakeholders, and the communities in which we operate. The ongoing rise in global average temperatures has created, and will continue to create, varying weather patterns that pose risks to all of our stakeholders, from employees exposed to extreme heat to communities subject to drought to investors impacted by flooding in low-lying coastal cities.

As the mining industry is a contributor to GHG emissions and a consumer of resources that can be affected by climate change and climate-related policies, it is incumbent upon Eldorado to take action to reduce GHG emissions and prevent further increases in global average temperatures.

THE DIVERSE EFFECTS OF CLIMATE CHANGE

The effects of rising global temperatures vary by region, resulting in the desertification of certain areas while simultaneously causing increased precipitation and flooding in others. As Eldorado's operations are situated in geographically disparate areas, the effects of climate change vary by location, but all of our operations and stakeholders are exposed to climate change risks. Climate change may affect many aspects of ecological and socio-economic life related both directly and indirectly to mining.

CLIMATE MATERIALITY

According to the UN SDGs, the effects of climate change include changing weather patterns, rising sea levels, and the increased frequency and intensity of extreme weather events such as floods, droughts, hurricanes, heat waves, tornadoes and wildfires. These and other climate-related effects may have an impact on Eldorado's business and operations.

Rising Temperatures

Rising temperatures pose significant risks to workers, infrastructure, and equipment, and may result in increased operating costs. Regions at risk of extreme heat such as Uşak Province (Kışladağ, Turkey), Halkidiki (Kassandra Mines, Greece) and Pará State (Tocantinzinho, Brazil) may require more energy for cooling, while equipment malfunctions may increase in frequency. As the number of warm weather days per year increases, both the intensity and duration of heat poses financial and safety risks. Heat-related health risks – such as heat exhaustion or exposure to hot-climate diseases such as yellow fever and the zika virus – are particularly salient to our Brazilian sites, and we consider heat-related health risks within our larger health and safety protocols.

Longer summer seasons may, however, offer a positive opportunity for Eldorado's Canadian asset (Lamaque), by reducing safety and equipment risks associated with cold winter temperatures, while also reducing energy costs attributable to heating.

MONITORING WILDFIRES AND PROVIDING ASSISTANCE TO WILDFIRE VICTIMS IN GREECE

In the summer of 2018, the Greek region of Attica experienced a number of wildfires that resulted in the deaths of 100 people. Another 164 were hospitalized with injuries. Eldorado quickly mobilized to provide resources to combat the fires and assist victims. We offer our deepest condolences to the families of those who were killed and those who remain injured.

Eldorado continues to work with the Thessaloniki Areo-club to identify and monitor wildfires in northern Greece, in an effort to improve safety and mitigate the human and environmental risks caused by wildfires and other climate-related disasters.

Precipitation

Regions that may experience increases in precipitation – such as the Halkidiki region of northern Greece and Pará State in Brazil – are subject to greater risks of flooding and infrastructure damage. Tailings dams, mine pits and shafts, roadways, leach pads and processing equipment are at risk of damage due to heavy rainfall and flooding, potentially culminating with significant environmental contamination in the event of a tailings dam breach or overflow. Roadways washed out by flooding may result in disruptions to worker and supply transportation and cause operational disruptions as a result. Investments in flood prevention infrastructure and equipment may be necessary. Flooding can also negatively affect local communities and suppliers, meaning that our stakeholders may require our emergency response assistance.

Both flooding and droughts have the ability to impact our stakeholders – especially communities that rely on agriculture as a source of economic activity. Droughts, in combination with warmer temperatures, also increase the probability of wildfires. As precipitation patterns become more extreme, sites such as Kışladağ are exposed to greater risks due to their already-arid locations. However, variations in precipitation within our operation regions may be increasing, meaning that rainy seasons can become more flood-prone while dry seasons are simultaneously at greater risk of drought and wildfires. Ensuring we do our part to use water responsibly is an important way in which we respect our neighbours and continue to work towards sustainable development. You can read more about our water usage practices on pages 75–78.

Regulation

As governments and societies respond to climate change, more jurisdictions are implementing policies intended to reduce GHG emissions. Many of the countries in which Eldorado operates have signed the 2015 Paris Climate Agreement and are therefore seeking to reduce GHG emissions with the goal of preventing the global average temperature from rising above 2 degrees centigrade. For example, Eldorado's Lamaque development project is already subject to the Province of Québec's *Regulation Respecting a Cap-and-Trade System for Greenhouse Gas Emission Allowances*. Governments may also enact other regulatory measures designed to incentivize energy efficiency, water conservation or other methods of environmental protection, potentially increasing operating costs.

Eldorado believes that consistent and clear regulation has a role to play in addressing climate change solutions, while individual actors responsible for GHG emissions should work together to advance new technologies that help lower GHG emissions and contribute to sustainable development.

Energy

Although our stakeholders did not identify energy use as a material topic, energy use represents a significant proportion of our operating costs and is responsible for the vast majority of the GHG emissions produced by our operations. Our energy consumption is also the primary determinant of our ability to contribute to global climate change goals.

We source our energy mainly from fossil fuels such as diesel, liquefied petroleum gas ("LPG"), gasoline and natural gas as well as electricity. Our heavy vehicle fleet, portable light towers and emergency back-up generators operate on diesel fuel, while our light-vehicle fleet uses LPG and gasoline. Electricity is primarily used by our electric excavators as well as for mining and milling operations. We also use some natural gas for building heating. Electricity is primarily sourced from national grids, though the Skouries and Tocantinzinho projects will continue to use diesel generators until the construction of site transmission lines and transformers is complete.

Table 32: Total Direct and Indirect Energy Use by Source (GJ)

Year	Sites	Diesel (mobile equipment)	Diesel (stationary equipment)	Gasoline (mobile equipment)	LPG	Lubricant oil	Natural gas	Electricity	Total by site	% Change (year over year)
2018	Kışladağ	319,995	10,719	–	–	–	–	192,908	523,623	-52.37
	Efemçukuru	93,331	878	–	–	–	–	206,345	300,555	4.09
	Lamaque	61,566	–	884	–	–	–	71,757	134,206	–
	Olympias	32,551	18,362	40	–	–	–	149,593	200,546	36.24
	Stratoni & Mavres Petres	23,495	15,461	265	–	–	–	74,944	114,166	-2.16
	Skouries	1,261	3,681	–	–	–	–	8,882	13,824	-69.41
	Tocantinzinho	2,294	2,228	159	17,258	100	–	–	22,040	335.63
	Vila Nova	304	2,630	193	10,569	56	–	–	13,752	246.24
	Certej	8,839	784	453	9	63	410	1,126	11,684	-7.14
	Total by fuel	**543,637**	**54,744**	**1,995**	**27,837**	**219**	**410**	**705,556**	**1,334,397**	**-12.38**

Figure 1: Climate Change – Energy Sources


52.87% (705,556)
40.74% (543,637)
4.10% (54,744)
2.09% (27,837)
0.15% (1,995)
ENERGY SOURCES
Diesel (mobile equipment)
Diesel (stationary equipment)
Gasoline (mobile equipment)
LPG
Electricity

Table 33: Energy Intensity (GJ/oz Au Produced)

Year	Kışladağ	Efemçukuru	Olympias	Lamaque	Total	% Change since 2017
2018	3.04	3.16	4.29	3.79	3.31	-25
2017	5.12	2.84	–	–	4.40	

GREENHOUSE GAS EMISSIONS

GHG emissions are the key driver of human-made climate change. As a large portion of our operations rely on fossil fuel-generated energy, Eldorado is a contributor to global GHG emissions. As we work to reduce our GHG emissions, we are also motivated by the contributions our products make to green technologies world-wide.

Our calculated GHG emissions are attributable to all of Eldorado's operating mines and construction and development projects, with the exception of Perama Hill (no on-site activity) and our Lamaque project (which was acquired mid-way through 2017).

According to GRI requirements for measuring carbon dioxide (CO_2) emission equivalents, we classify our GHG emissions as follows:

For more detailed information on our energy use, energy efficiency, emissions and air quality, please see our annual responses to the CDP's Climate Change Survey, available on the CDP website: cdp.net.

Activity	Scope 1 (direct) emissions	Scope 2 (indirect) emissions	Scope 3 emissions
Scope definition	GHG emissions produced by the combustion of energy sources that are owned or controlled by Eldorado	GHG emissions from the consumption of purchased electricity	GHG emissions produced by third parties from which Eldorado has purchased a service
How we generate these emissions	The majority of our scope 1 emissions are attributable to diesel consumption by our fleet vehicles	Our scope 2 emissions are primarily generated by energy we buy from public energy grids that rely on a number of fuel sources (natural gas, coal, hydroelectricity, etc.) for energy production	Scope 3 emissions attributable to air travel, electricity transmission and distribution, and well-to-tank emissions attributable to electricity generation, transmission and distribution have been included in this Report

Table 34: Greenhouse Gas Emissions (tCO_2e)(1)

Year	Scope 1	Scope 2	Scope 3	Total	% Change year over year
2018	43,875	98,184	34,028	176,088	-17
2017	69,151	107,130	35,739	212,020	7
2016	67,268	98,366	33,154	198,788	

(1) Emissions have been calculated in accordance with the Greenhouse Gas Protocol developed by the World Resources Institute and the World Business Council on Sustainable Development. Conversion factors were obtained using the relevant year DEFRA Conversion Factors, applying Global Warming Potential factors from the Intergovernmental Panel on Climate Change's fourth assessment report.

MINERAL RESERVES

AS OF SEPTEMBER 30, 2018

PROJECT	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable		
GOLD	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemçukuru	2,135	6.77	465	2,246	5.69	411	4,381	6.22	876
Kışladağ	110,463	0.82	2,912	5,284	0.60	102	115,747	0.81	3,014
Lamaque	215	7.12	49	3,872	7.26	904	4,087	7.25	953
Olympias	2,732	8.55	751	10,631	6.93	2,369	13,363	7.26	3,120
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773
Tocantinzinho	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824
Total gold	**233,313**	**1.18**	**8,898**	**155,529**	**1.61**	**8,039**	**388,842**	**1.35**	**16,937**
SILVER									
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	2,732	122	10,716	10,631	123	42,041	13,363	123	52,757
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	0	0	0	581	161	3,007	581	161	3,007
Total silver	**27,997**	**20**	**17,974**	**39,932**	**42**	**54,496**	**67,929**	**33**	**72,470**
COPPER	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	g/t	In-situ t (x1000)
Skouries	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
Total copper	**75,804**	**0.52**	**393**	**81,862**	**0.47**	**386**	**157,666**	**0.49**	**779**
LEAD									
Olympias	2,732	4.0	109	10,631	4.3	457	13,363	4.2	566
Stratoni	0	0.0	0	581	6.2	36	581	6.2	36
Total lead	**2,732**	**4.0**	**109**	**11,212**	**4.4**	**493**	**13,944**	**4.3**	**602**
ZINC									
Olympias	2,732	4.9	134	10,631	5.6	595	13,363	5.5	729
Stratoni	0	0.0	0	581	8.3	48	581	8.3	48
Total zinc	**2,732**	**4.9**	**134**	**11,212**	**5.7**	**643**	**13,944**	**5.6**	**777**

NOTES ON MINERAL RESOURCES AND RESERVES

1. Mineral reserves and mineral resources are as of September 30, 2018.
2. Mineral reserves are included in the mineral resources.
3. The mineral reserves and mineral resources are disclosed on a total project basis.

MINERAL RESERVE NOTES

1. **Long-term metal price assumptions:**
   Gold = $1200/oz. **Silver** = $16.00/oz (for Stratoni it was $8.14/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.); **Copper** = $2.50/lb; **Pb price** = $1,800/t and **Zn price** = $2,000/t. Due to a limited mine life for Stratoni (3 years) the following Pb and Zn prices were used for its mineral reserves ($2,250/t Pb and $2,500/t Zn)
2. **Skouries:**
   The open pit design is based on permit limits, not metal prices, therefore insensitive to a falling or rising metal price environment. The underground designs were based on a Cu price of $3.00/lb. The change in the Cu price to $2.50/lb has no impact to the underground portion of the mineral reserves developed at that time given that the margin on the lowest value ore has been demonstrated to remain positive against the backdrop of updated operating costs. Nevertheless, it is recognized that at the lower Cu price approximately 17 Mt of the mineral reserves have marginal value, and a further decrease in metal prices would render these uneconomic. The impact would not be felt until the latter part of the project's long minelife as the lower grade resources are located on the periphery of the orebody and at depth. Furthermore, the loss of these resources would not change the design philosophy or placement of long-term underground infrastructure, the result would be simply a shorter mine life.
3. **Cut-off grades:**
   Kışladağ: $12.25 NSR ; **Efemçukuru:** 3.00 g/t Au; **Lamaque:** 3.50 g/t Au; **Perama:** 0.80 g/t Au; **Tocantinzinho:** 0.42 g/t Au; **Skouries:** $12.00 NSR (open pit), $33.33 NSR (underground); **Olympias:** $133 NSR (drift and fill), $116 NSR (long hole stoping); **Stratoni:** 13.5% Zn Equivalent grade (=Zn%+Pb%*1.06+Ag%*113.5); **Certej:** 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).
4. **Qualified persons:**
   Richard Miller, P.Eng., Director, Mine Engineering (Open Pit) for the Company, is responsible for the Kışladağ and Perama mineral reserves;
   John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Skouries (open pit), Certej and Tocantinzinho mineral reserves;
   Colm Keogh, P.Eng, Manager, Underground Mining for the Company, is responsible for the Efemçukuru, Olympias, Stratoni, Skouries (underground) and Lamaque mineral reserves.

MINERAL RESOURCES

AS OF SEPTEMBER 30, 2018

PROJECT	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources		
GOLD	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.53	6,492
Certej	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Efemçukuru	2,446	8.07	635	2,221	7.16	511	4,667	7.64	1,146	3,577	6.21	714
Kışladağ	363,460	0.64	7,479	92,954	0.47	1,405	456,414	0.61	8,884	290,466	0.45	4,202
Lamaque	239	9.00	69	4,837	8.26	1,285	5,076	8.30	1,354	8,397	6.78	1,830
Olympias	2,551	10.49	860	12,176	7.60	2,975	14,727	8.10	3,835	3,437	8.04	888
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	10,542	5.70	1,932
Sapes	0	0.00	0	2,423	6.08	474	2,423	6.08	474	1,011	10.65	346
Skouries	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
Total gold	**516,826**	**0.87**	**14,444**	**406,914**	**1.09**	**14,211**	**923,740**	**0.96**	**28,655**	**891,955**	**0.67**	**19,083**
SILVER												
Certej	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Olympias	2,551	152	12,467	12,176	134	52,457	14,727	137	64,924	3,437	132	14,586
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa	0	0	0	0	0	0	0	0	0	10,542	57	19,156
Stratoni	0	0	0	770	178	4,407	770	178	4,407	1,120	153	5,509
Total silver	**33,133**	**19**	**20,570**	**84,784**	**28**	**77,530**	**117,917**	**26**	**98,100**	**36,093**	**37**	**42,475**
COPPER	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	g/t	In-situ t (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.18	686
Skouries	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
Total copper	**100,018**	**0.48**	**484**	**189,263**	**0.40**	**758**	**289,281**	**0.43**	**1,242**	**551,136**	**0.23**	**1,264**
LEAD												
Olympias	2,551	4.9	125	12,176	4.6	560	14,727	4.7	685	3,437	3.8	131
Stratoni	0	0.0	0	770	6.9	53	770	6.9	53	1,120	6.1	68
Total lead	**2,551**	**4.9**	**125**	**12,946**	**4.7**	**613**	**15,497**	**4.8**	**738**	**4,557**	**4.4**	**199**
ZINC												
Olympias	2,551	6.1	156	12,176	6.2	755	14,727	6.2	911	3,437	3.8	131
Stratoni	0	0.0	0	770	9.3	72	770	9.3	72	1,120	8.2	92
Total zinc	**2,551**	**6.1**	**156**	**12,946**	**6.4**	**827**	**15,497**	**6.3**	**983**	**4,557**	**4.9**	**223**

MINERAL RESOURCE NOTES

1. **Cut-off grades:**
   Kışladağ: 0.30 g/t Au for M+I, 0.35 g/t for Inferred; **Efemçukuru:** 2.5 g/t Au; **Lamaque:** 2.5 g/t Au; **Perama:** 0.5 g/t Au; **Tocantinzinho:** 0.3 g/t Au; **Certej:** 0.7 g/t Au; **Skouries:** 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); **Olympias:** $50 NSR; **Piavitsa:** 3.5 g/t Au; **Sapes:** 2.5 g/t Au (underground), 1.0 g/t Au (open pit); **Bolcana:** 0.30 g/t Au Equivalent grade (open pit), 0.65 g/t Au Equivalent grade (underground) (=Au g/t + 1.27*Cu%); **Stratoni:** resources are geologically constrained to massive sulfide material based on the sharpness of the mineralized contacts and the high grade nature of the mineralization.
2. **Qualified persons:**
   Ertan Uludag, P.Geo, Resource Geologist for the Company, is responsible for the Efemçukuru, Olympias, Kışladağ and Stratoni mineral resources;
   Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for the Lamaque, Certej, Skouries, Perama, Piavitsa, Tocantinzinho and Bolcana mineral resources;
   Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, is responsible for the Sapes mineral resources.

GRI STANDARDS "CORE" CONTENT INDEX

GRI 102: General Disclosures 2016

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC Principle	Sustainable Development Goals
ORGANIZATIONAL PROFILE					
GRI 102-1	Name of the organization	IFC			
GRI 102-2	Activities, brands, products and services	1, 4–11	Eldorado at a Glance, Our Business, Our Products		
GRI 102-3	Location of headquarters	1, 12–13	Eldorado at a Glance, Where We Operate		
GRI 102-4	Location of operations	1, 12–21	Eldorado at a Glance, Where We Operate		
GRI 102-5	Ownership and legal form	1	Eldorado at a Glance		
GRI 102-6	Markets served	12–21	Where We Operate		
GRI 102-7	Scale of the organization	1, 4–6, 12–21	Eldorado at a Glance, Our Business, Where We Operate		
GRI 102-8	Information on employees and other workers	50–57	Local Employment and Procurement	3, 4, 6	5, 8
GRI 102-9	Supply chain	37–39, 48–50, 56	Principles and Standards of Responsibility, Strengthening Health and Safety Performance, Local Employment and Procurement	2, 3, 4, 5, 6	
GRI 102-10	Significant changes to the organization and its supply chain	2–3, 5, 36, 48, 51	A Message from the President & CEO, Our Business, Economic Performance, Strengthening Health and Safety Performance, Local Employment and Procurement		
GRI 102-11	Precautionary principle or approach	–	We recognize there are environmental and social impacts from our operations. Eldorado Gold is committed to using a precautionary approach throughout the lives of our mines, and before any activities commence we assess the potential environmental and social impacts, and evaluate how to avoid, control or mitigate these, even when impacts are not scientifically certain.	7	
GRI 102-12	External initiatives	23, 38	Guiding Frameworks and Commitments, Respecting Human Rights	1, 2	
GRI 102-13	Memberships of associations	23	Guiding Frameworks and Commitments		
STRATEGY					
GRI 102-14	Statement from senior decision maker	2–3	A Message from the President & CEO		
GRI 102-15	Key impacts, risks and opportunities	2–3, 6–9, 27–33	Responsibly Creating Value Throughout the Mining Life Cycle, Corporate Governance and Tranparency, Our Performance Targets, Materiality		
ETHICS AND INTEGRITY					
GRI 102-16	Values, principles, standards and norms of behaviour	27	Corporate Governance and Transparency: eldoradogold.com/about-us/governance/default.aspx		
GRI 102-17	Mechanisms for advice and concerns about ethics	62	Complaints and Grievances; Also see Eldorado's Code of Business Conduct and Ethics: eldoradogold.com/about-us/governance/default.aspx		

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC Principle	Sustainable Development Goals
GOVERNANCE					
GRI 102-18	Governance structure	27	Corporate Governance and Transparency: eldoradogold.com/about-us/governance/default.aspx		
GRI 102-19	Delegating authority	27	Corporate Governance and Transparency: eldoradogold.com/about-us/governance/default.aspx		
GRI 102-20	Executive-level responsibility for economic, environmental and social topics	27	Corporate Governance and Transparency: eldoradogold.com/about-us/governance/default.aspx		
GRI 102-21	Consulting stakeholders on economic, environmental and social topics	42, 60–62	Improving Corporate Governance and Transparency, Engaging with Stakeholders		
GRI 102-22	Composition of the highest governance body and its committees	27, 42	Corporate Governance and Transparency: eldoradogold.com/about-us/governance/default.aspx; Improving Corporate Governance and Transparency		
GRI 102-23	Chair of the highest governance body	–	Please visit eldoradogold.com/about-us/leadership/board-of-directors/default.aspx for more information		
GRI 102-24	Nominating and selecting the highest governance body	27	Corporate Governance and Transparency: eldoradogold.com/about-us/governance/default.aspx. For more information please see Eldorado's 2019 Management Proxy Circular: eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		
GRI 102-25	Conflicts of interest	–	Eldorado's Board of Directors make public any cross-board memberships they may have. Please see Eldorado's 2019 Management Proxy Circular for more information: eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		
GRI 102-26	Role of highest governance body in setting purpose, values and strategy	27	Corporate Governance and Transparency: eldoradogold.com/about-us/governance/default.aspx		
GRI 102-27	Collective knowledge of highest governance body	–	Please see Eldorado's 2019 Management Proxy Circular (eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx) and website (eldoradogold.com/about-us/leadership/board-of-directors/default.aspx) for more information.		
GRI 102-28	Evaluating the highest governance body's performance	–	Please see Eldorado's 2019 Management Proxy Circular (eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx) and website (eldoradogold.com/about-us/leadership/board-of-directors/default.aspx) for more information.		
GRI 102-29	Identifying and managing economic, environmental and social impacts	27, 30–33	Corporate Governance and Transparency, Materiality		
GRI 102-30	Effectiveness of risk management processes	27	Corporate Governance and Transparency. Also see Eldorado's 2019 Management Proxy Circular: eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		
GRI 102-31	Review of economic, environmental and social topics	27	Corporate Governance and Transparency. Also see Eldorado's 2019 Management Proxy Circular: eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		
GRI 102-32	Highest governance body's role in sustainability reporting	–	Eldorado's Sustainability Committee of the Board of Directors Reviews each year's Year in Review Report.		
GRI 102-35	Remuneration policies	–	Please see Eldorado's 2019 Management Proxy Circular (eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx) and website (eldoradogold.com/about-us/leadership/board-of-directors/default.aspx) for more information.		
GRI 102-36	Process for determining remuneration	–	Please see Eldorado's 2019 Management Proxy Circular (eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx) and website (eldoradogold.com/about-us/leadership/board-of-directors/default.aspx) for more information.		

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC Principle	Sustainable Development Goals
STAKEHOLDER ENGAGEMENT					
GRI 102-40	List of stakeholder groups	60–62	Engaging with Stakeholders		
GRI 102-41	Collective bargaining agreements	52	Relationships with Labour Unions	3	
GRI 102-42	Identifying and selecting stakeholders	60–62	Engaging with Stakeholders		
GRI 102-43	Approach to stakeholder engagement	60–62	Engaging with Stakeholders		
GRI 102-44	Key topics and concerns raised	–	Complaints and Grievances		
REPORTING PRACTICES					
GRI 102-45	Entities included in the Consolidated Financial Statements	–	Eldorado's financial reporting can be found on our website at: eldoradogold.com/investors/financial-information/annual-reports/default.aspx		
GRI 102-46	Defining report content and topic boundaries	30–33	Materiality		
GRI 102-47	List of material topics	32–33	Materiality		
GRI 102-48	Restatements of information	–	No restatements were made in this Report		
GRI 102-49	Changes in reporting	30–33	Materiality		
GRI 102-50	Reporting period	IFC			
GRI 102-51	Date of most recent report	IFC			
GRI 102-52	Reporting cycle	IFC			
GRI 102-53	Contact point for questions regarding the report	IFC			
GRI 102-54	Claims fo reporting in accordance with the GRI Standards	IFC			
GRI 102-55	GRI content index	84–91			

Full ● Partial ◐ Reported Elsewhere/Not Available ○

GRI Material Topics

GRI standards indicator	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC Principle	Sustainable Development Goals
RESPONSIBLE PERFORMANCE							
GRI 201	Economic Performance	35–36	◐				
GRI 201-1	Economic Performance	35–36	●	GRI 201-1 financial data has been reported within the relevant sections of the Report (community investments, payments to governments, etc.). Additional details can be found within Eldorado's 2018 Annual Report.	Additional information for GRI 201-1: • 2018 employee wages and benefits for continuing operations: $81.99 million • 2018 payments to providers of capital for continuing operations: $0.00 • 2018 Annual Report: eldoradogold.com/investors/financial-information/annual-reports/default.aspx		8, 9, 12
GRI 410	Principles and Standards of Responsibility, Obtaining Permits and Licences	37–38	●				
GRI 410-1	Principles and Standards of Responsibility, Obtaining Permits and Licences	37–38	◐	GRI 410-1.1 and GRI 410-1.2: All employees and contractors, including security personnel, are required to comply with Eldorado's Human Rights Policy.		1, 2	12, 16
GRI 408	Principles and Standards of Responsibility, Respecting Human Rights	37–38	●		Eldorado's Human Rights Policy is available here: eldoradogold.com/about-us/governance/default.aspx	5	5, 8, 12
GRI 409	Principles and Standards of Responsibility, Respecting Human Rights	37–38	●		Eldorado's Human Rights Policy is available here: eldoradogold.com/about-us/governance/default.aspx	4	5, 8, 12
GRI 412	Principles and Standards of Responsibility, Respecting Human Rights	37–38	●		Eldorado's Human Rights Policy is available here: eldoradogold.com/about-us/governance/default.aspx	5	5, 8, 12
GRI 412-1	Our Products, Guiding Frameworks and Commitments, Principles and Standards of Responsibility, Respecting Human Rights	10, 23, 37–38	●	Eldorado's gold-producing sites undergo human rights assessments in the form of external assurances in accordance with the World Gold Council's Conflict-Free Gold Standard.	Eldorado's Conflict-Free Gold Reports are available here: eldoradogold.com/responsibility/our-approach/accountability/default.aspx	1, 2	
GRI 412-2	Principles and Standards of Responsibility, Respecting Human Rights	37–38	◐	Eldorado does not separately report hours of human rights-related training.		1, 2	
GRI 412-3	Principles and Standards of Responsibility, Respecting Human Rights	37–38	●		Eldorado's Human Rights Policy applies to all (100%) of employees and contractors. Eldorado's Human Rights Policy is available here: eldoradogold.com/about-us/governance/default.aspx	1, 2	

GRI standards indicator	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC Principle	Sustainable Development Goals
RESPONSIBLE PERFORMANCE (continued)							
GRI 205	Eliminating Bribery and Corruption	39–40	◐		Eldorado's internal controls, policies and procedures are designed to mitigate risks related to corruption. For more information please see Eldorado's 2019 Annual Information Form: eldoradogold.com/investors/financial-information/filings/default.aspx	10	12, 16
GRI 205-2	Eliminating Bribery and Corruption	39–40	◐	GRI 205-1: Corruption and bribery are part of Eldorado's regular risk assessment processes. GRI 205-3: There have been no confirmed incidents of corruption.	Our Anti-Bribery and Anti-Corruption Policy is available here: eldoradogold.com/about-us/governance/default.aspx	10	12, 16
GRI 415	Navigating Political Risk	41–42	●			10	12, 16
GRI 415-1	Navigating Political Risk	41	●			10	12, 16
GRI 405	Improving Corporate Governance and Transparency	42–43	●		Eldorado's governance policies, including our Human Rights Policy and our Diversity Policy, are available here: eldoradogold.com/about-us/governance/default.aspx		5, 8
GRI 405-1	Improving Corporate Governance and Transparency	42–43	◐	GRI 405-2: Eldorado does not report basic employee salaries.	Eldorado's governance policies, including our Human Rights Policy and our Diversity Policy, are available here: eldoradogold.com/about-us/governance/default.aspx		5, 8
GRI 406	Improving Corporate Governance and Transparency	42	●	GRI 406-1: The Company had no reported incidents of discrimination during the period.	Eldorado's governance policies, including our Human Rights Policy and our Diversity Policy, are available here: eldoradogold.com/about-us/governance/default.aspx	6	5, 8, 10
PROVIDING GOOD JOBS							
GRI 403	Strengthening Health & Safety Performance	45–49	●		Eldorado's Health and Safety Policy is available here: eldoradogold.com/about-us/governance/default.aspx		3, 8, 12
GRI 403-1	Strengthening Health & Safety Performance	45–49	●	GRI 403-1.1: In addition to international standards, Eldorado seeks to comply with all relevant regulations and legal requirements related to health and safety, which vary by operating jurisdiction.			3, 8, 12
GRI 403-2	Strengthening Health & Safety Performance	45–49	◐	GRI 403-2.b, GRI 403-2.c and GRI 403-2.d: Eldorado's Global Health and Safety Directive provides information on the Company's risk assessment, worker communication, and incident investigation procedures.	Eldorado's Health and Safety Directive is available here: eldoradogold.com/responsibility/health-and-safety/default.aspx		3, 8, 12

GRI standards indicator	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC Principle	Sustainable Development Goals
PROVIDING GOOD JOBS (continued)							
GRI 403-5	Strengthening Health & Safety Performance	48–49	●				3, 8, 12
GRI 403-7	Strengthening Health & Safety Performance, Respecting our Environment	45–49, 68–79	●				3, 8, 12
GRI 403-9	Strengthening Health & Safety Performance	46–47	◐	GRI 403-9.a and GIR 403-9.b: Eldorado does not report the total hours worked at its operations.			3, 8, 12
GRI 403-10	Strengthening Health & Safety Performance	46–47	◐	Work-related ill health is not reported separetly from Eldorado's Health and Safety Performance.			3, 8, 13
GRI 401	Local Employment and Procurement	50–57	●				5, 8
GRI 401-1	Local Employment and Procurement	55	●				5, 8
GRI 402	Local Employment and Procurement	50–57	●				5, 8
GRI 404	Local Employment and Procurement	57	●				5, 8
GRI 404-1	Local Employment and Procurement	57	◐	GRI 401-1.a: The average hours of training per employee are as follows: Female: 8.67 hr/employee Male: 5.34 hr/employee			
GRI 404-3	Local Employment and Procurement	50–57	●	We aim for all (100%) of our employees to undergo performance reviews annually at a minimum.			5, 8
GRI 407	Local Employment and Procurement	52	●			3	5, 8
WORKING WITH COMMUNITIES							
GRI 411	Engaging with Indigenous Peoples	60–61	●	Eldorado's Enviromental Policy and Human Rights Policy are available here: eldoradogold.com/about-us/governance/default.aspx			10
GRI 413	Support from Local and Regional Communities	59–61	●				
GRI 413-1	Engaging with Stakeholders	60					
GRI 413-2	Support from Local and Regional Communities, Engaging with Stakeholders, Engaging with Indigenous People, Complaints and Grievances, Investing in Communities, Safely Managing Tailings, Reducing Water Withdrawals, Mitigating and Adapting to Climate Change	59–79	●				12, 13, 14, 15

GRI standards indicator	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC Principle	Sustainable Development Goals
RESPECTING OUR ENVIRONMENT							
GRI 307	Complying with Environmental Standards and Laws	69–70	●			8	6, 12, 13, 15
GRI 307-1	Non-compliance with environmental laws and regulations	69	●			8	6, 12, 13, 15
GRI 306	Safely Managing Tailings	70				8, 9	6, 12, 13, 15
GRI 306-1	Safely Managing Tailings	–	○	Eldorado's water discharge by destination is reported in the Company's annual CDP submission.	Further disclosure on Eldorado's water use and management can be found within our annual survey responses to the CDP: cdp.net		
GRI 306-2	Safely Managing Tailings	71	◐	Eldorado does not directly report the location of each type of waste disposed.		8, 9	6, 12, 14, 15
GRI 306-3	Complying with Environmental Standards and Laws	69	●			8	12
GRI 306-4	–	–	○	Eldorado transports all waste in accordance with applicable laws and regulations.			
GRI 306-5	–	–	○	The river basins and bodies of water near our operations are reported in the Company's annual CDP submission.	Further disclosure on Eldorado's water use and management can be found within our annual survey responses to the CDP: cdp.net		
GRI 304	Advancing Reclamation	73–74	●			8, 9	12, 15
GRI 304-3	Advancing Reclamation	73–74	●			8, 9	12, 15
GRI 303	Reducing Water Withdrawals	75–78	●			8, 9	3, 6, 12
GRI 303-1	Reducing Water Withdrawals	75–76	◐	GRI 303-1.d: Eldorado seeks to recycle and reuse as much water as possible; however, the Company has not set specific water-related targets.		8, 9	3, 6, 12
GRI 303-2	Reducing Water Withdrawals	75–76	●		Water discharge practices are conducted in accordance with all applicable laws and regulations at each operation.	8, 9	3, 6, 12
GRI 303-3	Reducing Water Withdrawals	77	●			8, 9	6, 12
GRI 303-4	–	–	○	Eldorado's water discharge by destination is reported in the Company's annual CDP submission.	Further disclosure on Eldorado's water use and management can be found within our annual survey responses to the CDP: cdp.net		
GRI 303-5	Reducing Water Withdrawals	78	◐	Eldorado does not report specific "water stress" areas.		8, 9	6, 12

GRI standards indicator	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC Principle	Sustainable Development Goals
RESPECTING OUR ENVIRONMENT (continued)							
GRI 302	Mitigating and Adapting to Climate Change	79–81	●			8, 9	12, 13
GRI 302-1	Mitigating and Adapting to Climate Change	79–81	◐	Eldorado does not report energy produced or purchased from renewable sources.		8, 9	12, 13
GRI 302-3	Mitigating and Adapting to Climate Change	81	●		Energy intensity is calculated based on all types of fuels consumed within the organization.	8, 9	12, 13
GRI 302-4	Mitigating and Adapting to Climate Change	80	●			8, 9	12, 13
GRI 305	Mitigating and Adapting to Climate Change	79–81	●			8, 9	12, 13
GRI 305-1	Mitigating and Adapting to Climate Change	79–81	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-2	Mitigating and Adapting to Climate Change	79–81	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-3	Mitigating and Adapting to Climate Change	79–81	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-4	Mitigating and Adapting to Climate Change	79–81	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-5	Mitigating and Adapting to Climate Change	79–81	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 201-2	Mitigating and Adapting to Climate Change	79–81	◐	Eldorado does not report costs associated with risks related to climate change.		8, 9	12, 13

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain of the statements made and information provided in this Year in Review Report, including any documents incorporated by reference herein, are forward-looking statements or forward-looking information within the meaning of applicable Canadian and United States securities legislation. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue", "projected", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information includes, but are not limited to, statements or information with respect to:

- Eldorado's guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kışladağ;
- expected sales and revenue recognition of delayed Efemçukuru concentrate;
- favourable economics for the Kışladağ heap leaching plan and the ability to extend mine life at Eldorado's projects, including at Kışladağ through further metallurgical tests on deeper material;
- planned capital and exploration expenditures;
- conversion of mineral resources to mineral reserves;
- Eldorado's expectation as to its future financial and operating performance, including expectations around generating significant free cash flow;
- expected metallurgical recoveries;
- gold price outlook and the gold concentrate market; and
- Eldorado's strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking information. These assumptions include assumptions concerning: the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in its business. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Year in Review Report.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking information. The reader is directed to the discussion set out under the heading "Risk Factors", as well as the risks, uncertainties and other factors referred to in our Annual Information Form ("AIF") (as defined below), and any other documents incorporated by reference under the heading "Risk Factors", which include a discussion of material and other risks that could cause actual results to differ significantly from Eldorado's current expectations, including the following risks:

- risks relating to the business environment in which Eldorado operates, including geopolitical climate, government regulation, resource nationalism and foreign ownership restrictions, mineral tenure and permits, community relations and social licence, reputational, competition, non-governmental organizations ("**NGOs**"), corruption and bribery, information technology systems, privacy legislation, share price and volume fluctuations, actions of activist shareholders, human rights matters, natural phenomena and conflict of interest;
- operational risks, including environmental matters, infrastructure and commodities, litigation, arbitration and contracts, results of further testwork, estimation of mineral reserves and mineral resources, expected impact on reserves and carrying value, occurrence of unpredictable geological/metallurgical factors, recoveries of gold and other metals, gold and other commodity price volatility, continued softening of the global concentrate market, updating of reserve and resource models and life of mine plans, production and cost estimates, discrepancies between actual and estimated production, pre-stripping or underground development, extraction, processing, costs of development projects, exploration risks, speculative nature of gold exploration, labour, reclamation and long term obligations, use and transport of regulated substances, equipment, health and safety, co-ownership of Eldorado's properties, contractors, risk related to acquisitions and dispositions, waste disposal and security;
- financial risks, including liquidity and financing risks, credit risk, currency risk, interest rate risk, commodity price risk, unavailability of capital/inadequate income, indebtedness and financing, debt service obligations, cost estimates, tax matters, global economic environment, global markets for metals concentrates, repatriation of funds, dividends, compensation risks and financial reporting risks;
- future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors' voting power, reduce Eldorado's earnings per share and make future sales of Eldorado's equity securities more difficult;
- market price of Common Shares;
- future sales by existing shareholders could cause Eldorado Gold's share price to fall;
- Eldorado may not pay any cash dividends in the future; and
- there is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Forward-looking information is designed to help you understand management's current views of Eldorado's near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking information contained herein.

Eldorado will not necessarily update this information unless it is required to do so by applicable securities laws. All forward-looking information in this Year in Review Report is qualified by these cautionary statements.

REPORTING MINERAL RESOURCES AND MINERAL RESERVES

There are material differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission's (the "SEC") Industry Guide 7. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations, the SEC does not recognize them under Industry Guide 7 and they are not historically permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7.

Investors should not assume that:

- any or all of a measured, indicated or inferred mineral resource will ever be upgraded to a higher category or to mineral reserves; or
- any or all of an indicated or inferred mineral resource exists or is economically feasible to mine.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Under the securities regulations adopted by the Canadian Securities Administrators (CSA), estimates of inferred mineral resources generally cannot be used as the basis of feasibility or prefeasibility studies.

Information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, who prepare their disclosure in accordance with Industry Guide 7.

Except as otherwise noted, Paul Skayman, FAusIMM, our Chief Operating Officer, is the "Qualified Person" under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this Year in Review Report for all our properties.

CORPORATE INFORMATION

CANADA (HEAD OFFICE)

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5 Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166

CANADA (LAMAQUE)

Eldorado Gold Lamaque
300, 3e Avenue Est
Val-d'Or, QC J9P 0J6 Canada

Tel: +1 819 874 3100
Fax: +1 819 874 0051

TURKEY

Tüprag Metal Madencilik
Sanayive Ticaret A.S.
Iran Caddesi
Turan Emeksiz Sok. No. 1
06700 Gaziosmanpasa
Ankara Turkey

Tel: +90 312 468 4536
Fax: +90 312 468 2646

GREECE

Hellas Gold SA & Thracean
Gold Mining SA
23A Vasilissis Sofias Avenue
Athens
10674 Greece

Tel: +30 214 687 0000
Fax: +30 214 687 0095

BRAZIL

Unamgen Mineração e Metalurgia S/A
Avenida Olegário Maciel
1846 – Santo Agostinho
Belo Horizonte, MG
CEP 30180-112 Brazil

Tel: +55 31 2101 3750
Fax: +55 31 2101 3758

ROMANIA

Deva Gold SA
No. 9 Dragos Voda Street
BL. 28, SC. A-B
Deva, Hunedoara County
330034 Romania

Tel: +40 25 423 3680
Fax: +40 25 423 3682

SERBIA

South Danube Metals d.o.o
Bulevar Kralja Aleksandra 24
Floor 7, Apartment 9
Belgrade
11000 Serbia

Tel: +38 111 715 6860

BARBADOS

Eldorado Gold (Barbados) Limited
White Park House
White Park Road
Bridgetown
BB11135 Barbados

Tel: +1 246 271 5357
Fax: +1 246 271 5357

THE NETHERLANDS

Eldorado Gold (Netherlands) BV
Barbara Strozzilaan 101
1083 HN, Amsterdam
The Netherlands

Tel: +31 204 509 610
Fax: +31 204 509 611

GLOSSARY OF ACRONYMS, SYMBOLS AND ABBREVIATIONS

°C	Degrees Celsius
2P	Proven and Probable
ADR	Absorbtion, Desorption, Recovery
Ag	Silver
AISC	All-in Sustaining Costs
Au	Gold
B	Billion
CDP	Carbon Disclosure Project
CEO	Chief Executive Officer
CFGS	Conflict-Free Gold Standard
CFO	Chief Financial Officer
CIL	Carbon-in-Leach
CofA	Certificate of Authorization
COO	Chief Operating Officer
EIA	Environmental Impact Assessment
EITI	Extractive Industries Transparency Initiative
ESTMA	Extractive Sector Transparency Measures Act
EU	European Union
EU Directives	European Union Directives
Euromines	European Association of Mining Industries, Metal Ores & Industrial Minerals
EVP	Executive Vice President
g	Grams
GHG	Greenhouse Gases
GJ	Gigajoule
GRI	Global Reporting Initiative
ICMC	International Cyanide Management Code
ICMI	International Cyanide Management Institute
ICMM	International Council on Mining and Metals
IMO	International Maritime Organization
ISO	International Standards Organization
ISO 14001	Environmental Management System
ISO 39001	Road Traffic Safety Management System
ISO 50001	Energy Management System
Koz	One Thousand Troy Ounces
Kt	One Thousand Tonnes
LPG	Liquefied Petroleum Gas
LTI	Lost-Time Injury
LTIFR	Lost-Time Injury Frequency Rate (per million man-hours worked)
m	Metre
m^3	Metre Cubed
M	Million
MAC	Mining Association of Canada
Moz	One Million Troy Ounces
NGO	Non-governmental Organization
OECD	Organisation for Economic Co-operation and Development
OHSAS	Occupational Health and Safety Assessment Series
OHSAS 18001	Occupational Health and Safety Management System
oz	Troy Ounce (31.1 grams)
Pb	Lead
PFS	Pre-feasability Study
PPE	Personal Protective Equipment
SDG	Sustainable Development Goal
SDG Index	Sustainable Development Goals Index
t	Tonne (one thousand kilograms)
tCO_2e	Tonne of Carbon Dioxide Equivalent
TRIFR	Total Recordable Injury Frequency Rate (per million man-hours worked)
TSM	Towards Sustainable Mining
UNGC	United Nations Global Compact
VPSHR	Voluntary Principles on Security and Human Rights
WGC	World Gold Council
Zn	Zinc

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eldoradogold

Eldorado Gold Corporation

1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5 Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD
NYSE: EGO